UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           NORTHGATE INNOVATIONS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.03 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2003
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 75 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D
CUSIP No. 666428107                                           Page 2 of 75 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  GLENBROOK GROUP, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [ ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                      [ ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7         Sole Voting Power
           Shares                              10,545,148
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               10,545,148

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,545,148

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [X]

13       Percent of Class Represented By Amount in Row (11)

                                   45.5%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D
CUSIP No. 666428107                                           Page 3 of 75 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  J&M INTERESTS, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  DELAWARE

         Number of            7         Sole Voting Power
           Shares                              13,045,148
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               13,045,148

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   13,045,148

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   50.8%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D
CUSIP No. 666428107                                           Page 4 of 75 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAMUEL J. FURROW, JR.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

          Number of           7         Sole Voting Power
           Shares                              13,045,148
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               13,045,148

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   13,045,148

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   50.8%

14       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D
CUSIP No. 666428107                                           Page 5 of 75 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Marc Barry Crossman

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

         Number of            7         Sole Voting Power
           Shares                              13,045,148
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               13,045,148

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   13,045,148

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                   50.8%

14       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 6 of 75 Pages


                  This Statement on Schedule 13D relates to shares of common stock, $0.03 par value per share (the "Shares"), of Northgate Innovations, Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.

Item 1.           Security and Issuer.

                  This Statement relates to the Shares. The address of the principal executive office of the Issuer is 801 Sentous Street, City of Industry, CA 91748.

Item 2.          Identity and Background.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Glenbrook Group, LLC, ("Glenbrook Group");

                  ii) J&M Interests, LLC ("J&M");

                  iii) Mr. Samuel J. Furrow, Jr. ("Mr. Furrow"); and

                  iv) Mr. Marc Barry Crossman ("Mr. Crossman").

                  This Statement relates to the Shares held for the account of Glenbrook Group and J&M.

                              The Reporting Persons

                  Glenbrook Group is a Delaware limited liability company and its principal offices are located at c/o J&M Interests, LLC, 5804 E. Slauson Avenue, Commerce, CA 90040. The principal business of Glenbrook Group is investment in the equity securities of the Issuer. J&M is a controlling member of Glenbrook Group and, in such capacity, may be deemed the beneficial owner of the Shares held for the account of Glenbrook Group. Current information concerning the identity and background of the directors and officers of Glenbrook Group is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  J&M is a Delaware limited liability company and its principal offices are located at 5804 E. Slauson Avenue, Commerce, CA 90040. The principal business of J&M is investment in securities. The managing members of J&M are Samuel J. Furrow, Jr. and Marc Barry Crossman. Current information concerning the identity and background of the directors and officers of J&M is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                  Mr. Furrow and Mr. Crossman are citizens of the United States. Mr. Furrow is principally occupied as the Chief Executive Officer and Director of Innovo Group Inc., a California corporation ("Innovo"). Mr. Crossman is principally occupied as the Chief Financial Officer and Director of Innovo. Mr. Furrow's and Mr. Crossman's principal offices are located at 5804 E. Slauson Avenue, Commerce, CA 90040.

                  During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 7 of 75 Pages

Item 3.          Source and Amount of Funds or Other Consideration.

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  Glenbrook Group expended $2,900,000 of its working capital to purchase the securities reported herein as being acquired since October 20, 2003 (60 days prior to the date hereof). This number consists of (A) $1,000,000 of its working capital to purchase 4,000,000 Shares from the Issuer pursuant to the Glenbrook/Northgate Agreement (as defined herein), and (B) $1,900,000 of its working capital to purchase 7,600,000 Shares from Mr. Andy Teng, Chief Executive Officer of the Issuer pursuant to the Glenbrook/Teng Agreement (as defined herein).

Item 4.          Purpose of Transaction.

                  The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

                  Mr. Furrow and Mr. Crossman serve on the board of directors of the Issuer. In such capacities, Mr. Furrow and Mr. Crossman may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. In addition, J&M has the right to nominate for election five persons to fill existing vacancies on the Issuer's board of directors pursuant to the Glenbrook/Northgate Agreement (as defined herein). On December 9, 2003, J&M nominated four members to the Issuer's board of directors, including Mr. Furrow and Mr. Crossman. As a result, the Reporting Persons may be deemed to control a majority of the Issuer's board of directors.

                  The Reporting Persons intend to manage the company largely in accordance with its current business plan. However, the Reporting Persons intend to explore the application of new marketing and management strategies to capitalize on the core strengths of the Issuer. The Reporting Persons may also explore the viability of new product lines for the Issuer.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.          Interest in Securities of the Issuer.

                  (a) (i) Glenbrook Group may be deemed the beneficial  owner of
10,545,148   Shares   (approximately   45.5%  of  the  total  number  of  Shares
outstanding).

                      (ii) J&M, Mr. Furrow and Mr. Crossman may be deemed the beneficial owner of 13,045,148 Shares (approximately 50.8% of the total number of Shares outstanding assuming the exercise of certain warrants held for the account of J&M). Of this amount, (A) 10,545,148 Shares are held for the account of Glenbrook Group, and (B) 2,500,000 Shares are issuable upon the exercise of certain warrants held for the account of J&M.

                  (b) (i) Glenbrook may be deemed to have sole power to direct the voting and disposition of the 10,545,148 Shares held for its account.

                                                              Page 8 of 75 Pages

                      (ii) J&M, Mr. Furrow and Mr. Crossman may be deemed to have sole power to direct the voting and disposition of the 13,045,148 Shares held for the accounts of Glenbrook Group and J&M (assuming the exercise of all warrants held for the account of J&M).

                  (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since October 20, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

                  (d) (i) The members of Glenbrook Group, including J&M, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Glenbrook Group in accordance with their membership interests in Glenbrook Group.

                      (ii) The members of J&M, including Mr. Furrow and Mr. Crossman, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Glenbrook Group in accordance with their membership interests in J&M.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On December 9, 2003, Glenbrook Group entered into a stock purchase agreement with the Issuer (the "Glenbrook/Northgate Agreement") (a copy of which is attached hereto as Exhibit B, and is incorporated by reference herein in response to this Item 6). Pursuant to the Glenbrook/Northgate Agreement, Glenbrook agreed to purchase 4,000,000 Shares at a purchase price of $.25 per Share. Also pursuant to the Glenbrook/Northgate agreement, the Issuer entered into a consulting agreement with J&M (the "J&M Consulting Agreement") (a copy of which is attached hereto as Exhibit C, and is incorporated by reference herein in response to Item 6). Pursuant to the J&M Consulting Agreement, the Issuer agreed to issue warrants to purchase 2,500,000 Shares to J&M as consideration for certain consulting services to be provided to the Issuer by J&M.

                  Also on December 9, 2003, Glenbrook Group entered into a stock purchase agreement with Andy Teng, the Chief Executive Officer of the Issuer (the "Glenbrook/Teng Agreement") (a copy of which is attached hereto as Exhibit D and is incorporated by reference herein in response to this Item 6). Pursuant to the Glenbrook/Teng Agreement, Glenbrook agreed to purchase 7,600,000 Shares at a purchase price of $.25 per Share.

                  Finally, on December 9, 2003, Glenbrook Group entered into a consulting agreement with Mr. Daniel A. Page (the "Page Agreement") (a copy of which is attached hereto as Exhibit E, and is incorporated by reference herein in response to this Item 6). Pursuant to the Page Agreement, Glenbrook agreed to compensate Mr. Page for consulting services to be rendered by Mr. Page to Glenbrook Group by transferring an aggregate amount of 1,054,852 Shares to Mr. Page on December 9, 2003, subject to certain forfeiture provisions set forth in the Page Agreement.

                  The foregoing descriptions of the Glenbrook/Northgate Agreement, the J&M Consulting Agreement, the Glenbrook/Teng Agreement and the Page Agreement do not purport to be complete and are qualified in their entirety by the terms of each such Agreement which are incorporated herein by reference.

                  Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              Page 9 of 75 Pages

Item 7.           Material to be Filed as Exhibits.

                  The Exhibit Index is incorporated herein by reference.

                                                             Page 10 of 75 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     December 19, 2003             GLENBROOK GROUP, LLC

                                        By:   J&M Interests, LLC


                                        By: /s/ Marc Barry Crossman
                                            -----------------------------------
                                            Marc Barry Crossman
                                            Managing Member

Date:     December 19, 2003             J & M INTERESTS, LLC


                                        By: /s/ Marc Barry Crossman
                                            ------------------------------------
                                            Marc Barry Crossman
                                            Managing Member

Date:     December 19, 2003

                                        /s/ Marc Barry Crossman
                                        ----------------------------------------
                                        Marc Barry Crossman

Date:     December 19, 2003

                                        /s/ Samuel J. Furrow, Jr.
                                        ----------------------------------------
                                        Samuel J. Furrow, Jr.

                                                             Page 11 of 75 Pages


                                     ANNEX A

                        Managers of Glenbrook Group, LLC


Name/Title/Citizenship     Principal Occupation           Business Address

Marc Barry Crossman        Chief Financial Officer of     5804 E. Slauson Avenue
Manager                    Innovo Group, LLC              Commerce, CA 90040
(United States)

Daniel A. Page             Investor                       P.O. Box 574
Manager                                                   Crossville, TN 38557
(United States)


                        Managers of J & M Interests, LLC

Name/Title/Citizenship     Principal Occupation           Business Address

Samuel J. Furrow, Jr.      Chief Financial Officer of     5804 E. Slauson Avenue
Manager                    Innovo Group, LLC              Commerce, CA 90040
(United States)

Marc Barry Crossman        Chief Financial Officer of     5804 E. Slauson Avenue
Manager                    Innovo Group, LLC              Commerce, CA 90040
(United States)


                   Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares./1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares./1/








-------------------------
/1/ Daniel A. Page holds 36,500 Shares of the Issuer's Common Stock, par value $0.03 per share, for his personal account. In addition, Mr. Page has entered into a consulting agreement with Glenbrook Group, LLC ("Glenbrook Group") set forth herein in Exhibit E, whereby Glenbrook Group agreed to compensate Mr. Page for consulting services to be rendered by Mr. Page to Glenbrook Group by transferring 1,054,852 Shares to Mr. Page on December 9, 2003, subject to certain forfeiture provisions set forth in the Page Agreement.

                                                             Page 12 of 75 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
A.       Joint Filing  Agreement,  dated as of December 19, 2003,
         by and between Glenbrook Group,  LLC, J & M Interests, LLC,
         Mr. Samuel J. Furrow,  Jr. and Mr. Marc Barry Crossman...............13

B.       Form of Stock Purchase Agreement, dated as of December 9,
         2003 between Glenbrook Group, LLC and Northgate Innovations, Inc.....14

C.       Form of Consulting Agreement, dated as of December 9,
         2003 between J & M Interests, LLC and Northgate
         Innovations, Inc.....................................................47

D.       Form of Stock Purchase Agreement, dated as of December 9,
         2003 between Glenbrook Group, LLC and Andy Teng......................51

E.       Form of Consulting  Agreement, dated as of December 9,
         2003 between Glenbrook Group, LLC and Daniel A. Page.................72

                                                             Page 13 of 75 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Northgate Innovations, Inc., dated as of December 19, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     December 19, 2003             GLENBROOK GROUP, LLC

                                        By:   J&M Interests, LLC


                                        By: /s/ Marc Barry Crossman
                                            -----------------------------------
                                            Marc Barry Crossman
                                            Managing Member

Date:     December 19, 2003             J & M INTERESTS, LLC


                                        By: /s/ Marc Barry Crossman
                                            ------------------------------------
                                            Marc Barry Crossman
                                            Managing Member

Date:     December 19, 2003

                                        /s/ Marc Barry Crossman
                                        ----------------------------------------
                                        Marc Barry Crossman

Date:     December 19, 2003

                                        /s/ Samuel J. Furrow, Jr.
                                        ----------------------------------------
                                        Samuel J. Furrow, Jr.

                                                             Page 14 of 75 Pages

                                    EXHIBIT B


                            STOCK PURCHASE AGREEMENT




                                     between




                              GLENBROOK GROUP, LLC

                                       and

                           NORTHGATE INNOVATIONS, INC.





                            Dated: December 9, 2003

                                                             Page 15 of 75 Pages

                                TABLE OF CONTENTS

ARTICLE I. DEFINITIONS...................................................     18

ARTICLE II. PURCHASE AND SALE OF STOCK...................................     23
                  2.1      Purchase and Sale of Stock....................     23
                  2.2      Purchase Price................................     23
                  2.3      The Closing...................................     23
                  2.4      Deliveries at the Closing.....................     23

ARTICLE III. REPRESENTATIONS AND WARRANTIES CONCERNING THE BUYER.........     24
                  3.1      Entity Status.................................     24
                  3.2      Power and Authority; Enforceability...........     24
                  3.3      No Violation..................................     24
                  3.4      Brokers' Fees.................................     24
                  3.5      Knowledge of Investment and its Risks.........     24
                  3.6      Investment Intent.............................     25
                  3.7      Accredited Investor...........................     25
                  3.8      Disclosure....................................     25
                  3.9      No Registration...............................     25
                  3.10     Transfer Restrictions.........................     25

ARTICLE IV. REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY........     25
                  4.1      Entity Status.................................     26
                  4.2      Power and Authority; Enforceability...........     26
                  4.3      No Violation..................................     26
                  4.4      Brokers' Fees.................................     26
                  4.5      Capitalization................................     26
                  4.6      Records.......................................     27
                  4.7      Financial Statements..........................     27
                  4.8      Subsequent Events.............................     28
                  4.9      Liabilities...................................     29
                  4.10     Legal Compliance..............................     29
                  4.11     Tax Matters...................................     29
                  4.12     Title to and Condition of Assets..............     30
                  4.13     Real Property.................................     30
                  4.14     Intellectual Property.........................     30
                  4.15     Inventory.....................................     32
                  4.16     Contracts.....................................     32
                  4.17     Receivables...................................     33
                  4.18     Powers of Attorney............................     33
                  4.19     Insurance.....................................     34
                  4.20     Litigation....................................     34
                  4.21     Product Warranty..............................     34
                  4.22     Product Liability.............................     34

                                                             Page 16 of 75 Pages

                  4.23     Labor; Employees..............................     34
                  4.24     Employee Benefits.............................     34
                  4.25     Environmental, Health, and Safety Matters.....     35
                  4.26     Customers and Suppliers.......................     35
                  4.27     Permits.......................................     35
                  4.28     Certain Payments..............................     35
                  4.29     Accuracy of Information Furnished.............     35
                  4.30     Offering of the Stock and Warrants............     36
                  4.31 Seller's Obligations With Respect to the Company's Securities Filings and Financial Statements... 36

ARTICLE V. POST-CLOSING COVENANTS........................................     36
                  5.1      General.......................................     37
                  5.2      ESOP Matters..................................     37
                  5.3      Litigation Support............................     37
                  5.4      Transition....................................     37
                  5.5      Confidentiality...............................     37
                  5.6      Release.......................................     37
                  5.7      Board Composition.............................     38

ARTICLE VI. CLOSING CONDITIONS...........................................     38
                  6.1      Conditions Precedent to Obligation of Buyer...     38
                  6.2      Conditions Precedent to Obligation of Seller..     39

ARTICLE VII. INDEMNIFICATION.............................................     39
                  7.1      Survival of Representations and Warranties....     39
                  7.2      Indemnification Provisions for Buyer's Benefit     39
                  7.3      Indemnification Provisions for Seller's Benefit    40
                  7.4      Indemnification Claim Procedures..............     40
                  7.5      Indemnification If Negligence Of Indemnitee...     41
                  7.6      Other Indemnification Provisions..............     41
                  7.7      Additional Indemnification....................     41

ARTICLE VIII. MISCELLANEOUS..............................................     41
                  8.1      Treatment of Certain Tax Matters Post-Closing.     41
                  8.2      Schedules.....................................     42
                  8.3      Entire Agreement..............................     42
                  8.4      Successors....................................     42
                  8.5      Assignments...................................     43
                  8.6      Notices.......................................     43
                  8.7      Specific Performance..........................     44
                  8.8      Submission to Jurisdiction; No Jury Trial.....     44
                  8.9      Time..........................................     44
                  8.10     Counterparts..................................     44
                  8.11     Headings......................................     44
                  8.12     Governing Law.................................     45
                  8.13     Amendments and Waivers........................     45

                                                             Page 17 of 75 Pages

                  8.14     Severability..................................     45
                  8.15     Construction..................................     45
                  8.16     Incorporation of Exhibits, Annexes, and Schedules  45
                  8.17     Remedies......................................     45

EXHIBIT A:        Registration Rights Agreement
EXHIBIT B:        Consulting Agreement
EXHIBIT C:        Independent Indemnity Items

Schedule 4.1:     Company's Officers and Directors
Schedule 4.7:     Financial Statements
Schedule 4.8:     Subsequent Events
Schedule 4.9:     Liabilities
Schedule 4.10:    Legal Compliance
Schedule 4.11(c)(1): Tax Liabilities
Schedule 4.11(c)(2): Tax Returns
Schedule 4.11(c)(3): Financial Audits
Schedule 4.11(i): Tax Basis; Net Operating Loss; Material Elections
Schedule 4.13:    Real Property
Schedule 4.14(b): Marks
Schedule 4.14(h): IP Infringement
Schedule 4.14(i): Software Licenses and Contracts
Schedule 4.16:    Contracts
Schedule 4.19:    Insurance
Schedule 4.20:    Litigation
Schedule 4.21:    Product Warranty
Schedule 4.24:    Employee Benefits
Schedule 4.25:    Environmental Health and Safety Matters
Schedule 4.26:    Customers and Suppliers
Schedule 4.27:    Permits

                                                             Page 18 of 75 Pages

                            STOCK PURCHASE AGREEMENT


          This Stock Purchase Agreement (this "Agreement"), dated December 9, 2003, is by and among Glenbrook Group, LLC, a Delaware corporation ("Buyer") and Northgate Innovations, Inc. ("Seller" or the "Company"). The Buyer and Seller are sometimes referred to herein individually as a "Party" and, collectively, as the "Parties."

                                    RECITALS:

          A. Seller is a Delaware corporation engaged in the development, manufacture, and distribution of personal computers, software, and computer products.

          B. Buyer desires to purchase from Seller 4.0 million shares of the Company's common stock at $.25 per share, and Seller desires to sell to Buyer
4.0 million shares of the Company's common stock (the "Stock"), in accordance with this Agreement's terms and conditions.

          C. Seller desires to enter into a Consulting Agreement with J & M Interests, LLC, a Delaware corporation ("J & M Interests") pursuant to which it shall issue in the aggregate 2.5 million common stock purchase warrants to J & M Interests, with an exercise price of $.50 per share, a cashless exercise provision and a term of five (5) years (the "Warrants") as consideration therefor.

          D. Buyer and Seller intend for the purchase and sale of the Stock to be treated as a taxable purchase for tax purposes.

                                   AGREEMENT:

          NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained herein, Buyer and Seller agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

          "Action" means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding.

          "Affiliate" or "Affiliated" with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person. For this definition, "control" (and its derivatives) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting Equity Interests, as trustee or executor, by Contract or credit arrangements or otherwise.

          "Agreement" is defined in the preamble to this Agreement.

          "Ancillary Agreements" means the Registration Rights Agreement and the Warrant Form.

          "Balance Sheet Date" is defined in Section 0.

          "Basis" means any past or current fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction about which the relevant Person has Knowledge that forms or could form the basis for any specified consequence.

                                                             Page 19 of 75 Pages

          "Beneficially Own" is defined by Rule 13d-3 of the Securities Exchange Act.

          "Best Efforts" means the efforts, time, and costs that a prudent Person desirous of achieving a result would use, expend, or incur in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that no such use, expenditure, or incurrence will be required if it would have a Material Adverse Effect on such Person calculated immediately prior to the Closing Date.

          "Breach" means (a) any breach, inaccuracy, failure to perform, failure to comply, conflict with, failure to notify, default, or violation or (b) any other act, omission, event, occurrence or condition the existence of which would
(i) permit any Person to accelerate any obligation or terminate, cancel, or modify any right or obligation or (ii) require the payment of money or other consideration.

          "Buyer" is defined in the preamble to this Agreement.

          "Buyer Indemnified Parties" means Seller and its officers,  directors,
managers,   employees,   agents,   representatives,   controlling  Persons,  and
stockholders.

          "Closing" is defined in Section 0.

          "Closing Date" is defined in Section 0.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Commitment" means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person's Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

          "Company" is defined in the preamble to this Agreement.

          "Company's Financial Statements" is defined in Section 0.

          "Company's SEC Documents" is defined in Section 0.

          "Confidential   Information"  means  any  information  concerning  the
businesses and affairs of Buyer.

          "Consent" means any consent, approval, notification, waiver, or other similar action that is necessary or convenient.

          "Consulting Agreement" means the Consulting Agreement, dated as of the date hereof, between the Company and J & M Interests, in the form of Exhibit B to be executed and delivered at or before the Closing Date.

          "Contract" means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, right, instrument, document, or other similar understanding, whether written or oral.

          "Copyrights" means all copyrights, whether registered or unregistered, in both published works and unpublished works, and pending applications to register the same.

          "Damages" means all damages (including incidental and consequential damages), losses (including any diminution in value), Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs of burdens associated with performing injunctive relief, and other costs (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors, and of expert witnesses and other costs (including the allocable portion of the relevant Person's internal costs) of investigation, preparation and litigation in connection with any Action or Threatened Action) of any kind or nature whatsoever, whether known or unknown, contingent or vested, or matured or unmatured.

                                                             Page 20 of 75 Pages

          "Employee Agreement" means each management, employment, severance, consulting, non-compete, confidentiality, or similar Contract between the
Company and any employee, consultant, independent contractor, or other individuals providing services thereto pursuant to which the Company has or may have any Liability.

          "Encumbrance" means any Order, Security Interest, Contract, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

          "Enforceable" - a Contract is "Enforceable" if it is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other Laws relating to or affecting the rights of creditors, and general principles of equity.

          "Environmental, Health, and Safety Requirements" means all Orders, Contracts, Laws, and programs (including those promulgated or sponsored by industry associations, insurance companies, and risk management companies) concerning or relating to public health and safety, worker/occupational health and safety, and pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, Release, Threatened Release, control, or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation, each as amended and as now or hereafter in effect.

          "Equity Interest" means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct or indirect equity ownership or participation in a Person.

          "ERISA" means the Employee Retirement Income Security Act of 1974.

          "ESOP" is defined in Section 0

          "Exchange Act" means the Securities Exchange Act of 1934.

          "Financial Statements" is defined in Section 0.

          "GAAP" means United States generally accepted accounting principles as in effect from time to time.

          "Governmental Body" means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

          "Indemnification Claim" is defined in Section 0.

          "Indemnified Parties" means, individually and as a group, the Buyer Indemnified Parties and the Seller Indemnified Parties.

          "Indemnitor" means any Party having any Liability to any Indemnified Party under this Agreement.

          "Independent Indemnity Item" is defined in Section 0.

          "Intellectual Property" means any rights, licenses, liens, security interests, charges, encumbrances, equities, and other claims that any Person may have to claim ownership, authorship or invention, to use, to object to or prevent the modification of, to withdraw from circulation, or control the publication or distribution of any Marks, Patents, Copyrights, or Trade Secrets.

          "Interim Balance Sheet" means the balance sheet contained within the Interim Financial Statements.

          "Interim Financial Statements" is defined in Section 0.

          "Knowledge" - an individual will be deemed to have "Knowledge" of a particular fact or other matter if (a) such individual is actually aware of such fact or other matter; (b) such individual should be aware of such fact or matter; or (c) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a comprehensive investigation concerning the existence of such fact or other matter. A Person other than an individual will be deemed to have "Knowledge" of a particular fact or other matter if (i) any individual who is serving, or who has at any time served, as a director, manager, officer, partner, member, executor, trustee, or similar position of such Person (or any similar capacity) or (ii) any employee who is charged with, or who has at any time been charged with, responsibility for a particular area of the operations of such Person (i.e. an employee in the environmental section with respect to knowledge of environmental matters), has, or at any time had, Knowledge of such fact or other matter.

          "Law" means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Body, each as amended and now and hereinafter in effect.

          "Liability" or "Liable" means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

          "Marks" means all fictitious business names, trading names, corporate names, registered and unregistered trademarks, service marks, and applications.

          "Material Adverse Change (or Effect)" means a change (or effect) in the condition (financial or otherwise), properties, assets, Liabilities, rights, obligations, operations, business, or prospects which change (or effect), individually or in the aggregate, could reasonably be expected to be materially adverse to such condition, properties, assets, Liabilities, rights, obligations, operations, business, or prospects.

          "Order" means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Body, arbitrator, or mediator.

          "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) of the relevant Person and its Subsidiaries.

          "Organizational Documents" means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

          "Party" and "Parties" is defined in the preamble to this Agreement.

                                                             Page 22 of 75 Pages

          "Patents" means all (a) patents and patent applications, and (b) business methods, inventions, and discoveries that may be patentable.

          "PBGC" means the Pension Benefit Guaranty Corporation.

          "Permit" means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law, Governmental Body, or Contract.

          "Person" means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Body.

          "Pre-Closing Tax Period" is defined in Section 0.

          "Prohibited  Transactions"  is defined in ERISA  Section  406 and Code
Section 4975.

          "Purchase Price" is defined in Section 0.

          "Receivables" means all receivables of the Company, including all Contracts in transit, manufacturers warranty receivables, notes receivable, accounts receivable, trade account receivables, and insurance proceeds receivable.

          "Registration   Rights   Agreement"  means  the  Registration   Rights
Agreement, dated as of the date hereof, between the Company and Buyer, in the form of Exhibit A to be executed and delivered at or before the Closing Date.

          "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or other release into the Environment.

          "Releasee" and "Releasees" is defined in Section 0.

          "Schedules" means the Schedules to this Agreement.

          "SEC" is defined in Section 0.

          "Securities Act" means the Securities Act of 1933.

          "Security Interest" means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, or other similar interest or right, except for (i) liens for taxes, assessments, governmental charges, or claims that are being contested in good faith by appropriate Actions promptly instituted and diligently conducted and only to the extent that a reserve or other appropriate provision, if any, has been made on the face of the Financial Statements in an amount equal to the Liability for which the lien is asserted,
(ii) statutory liens of landlords and warehousemen's, carriers', mechanics', suppliers', materialmen's, repairmen's, or other like liens (including Contractual landlords' liens) arising in the Ordinary Course of Business and with respect to amounts not yet delinquent and being contested in good faith by appropriate proceedings, only to the extent that a reserve or other appropriate provision, if any, has been made on the face of the Financial Statements in an amount equal to the Liability for which the lien is asserted; and (iii) liens incurred or deposits made in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other similar types of social security.

          "Seller" is defined in the preamble to this Agreement.

          "Seller Indemnified Parties" means each Buyer and its managers, members, controlling Persons, and stockholders.

          "Software" means computer software or middleware

          "Stock" is defined in the recitals to this Agreement.

                                                             Page 23 of 75 Pages

          "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

          "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes required to be filed with any Governmental Body, including any schedule or attachment thereto, and including any amendment thereof.

          "Threatened" means a demand or statement has been made (orally or in writing) or a notice has been given (orally or in writing), or any other event has occurred or any other circumstances exist that would lead a prudent Person to conclude that a cause of Action (a "Threatened Action") or other matter is likely to be asserted, commenced, taken, or otherwise initiated.

          "Trade Secrets" means all know-how, trade secrets, confidential information, customer lists, Software (source code and object code), documentation, technical information, data, process technology, plans, drawings, and blue prints.

          "Transaction   Documents"  means  this  Agreement  and  the  Ancillary
Agreements.

          "Transactions" means (a) the sale of the Stock by Seller to Buyer and Buyer's delivery of the Purchase Price therefor; (b) the execution, delivery, and performance of all of the documents, instruments and agreements to be executed, delivered, and performed in connection herewith, including each
Ancillary Agreement; and (c) the performance by Buyer and Seller of their respective covenants and obligations (pre- and post-Closing) under this Agreement.

          "Treas. Reg." means the proposed, temporary and final regulations promulgated under the Code.

          "Warrants" is defined in the recitals to this Agreement.

                                   ARTICLE II
                           PURCHASE AND SALE OF STOCK

          2.1 Purchase and Sale of Stock. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to issue and sell to Buyer, 4.0 million shares of the Company's common stock.

          2.2 Purchase Price. The aggregate consideration to be paid by Buyer to Seller shall be $1.0 million (the "Purchase Price").

          2.3 The Closing. The closing of the purchase and sale of the Stock (the "Closing") will take place at the offices of Akin Gump Strauss Hauer & Feld LLP in Washington, D.C., commencing at 12:00 p.m., local time, on December ___, 2003, or on such other date as may be fixed for the Closing by written agreement between Seller and Buyer (the "Closing Date").

          2.4 Deliveries at the Closing. At the Closing:

          (a) Seller will deliver to Buyer:

               (i)  Certificates   representing  the  Stock  duly  endorsed  (or
accompanied by duly executed stock powers) or lost certificate affidavits in form and substance acceptable to Buyer together with a copy of the missing certificate(s).

                                                             Page 24 of 75 Pages

               (ii) An Officer's certificate, duly executed on the Company's behalf, as to whether each condition specified in Sections 6.1(a) - 6.1(f) has been satisfied in all respects.

               (iii) The Registration Rights Agreement, duty executed by the Company.

               (iv) The Consulting Agreement, duly executed by the Company.

          (b) Buyer will deliver to Seller:

               (i) An aggregate of $1,000,000 in cash, via electronic funds transfer.

               (ii) The Registration Rights Agreement, duty executed by Buyer.

               (iii) The Consulting Agreement, duly executed by J & M Interests.

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                              CONCERNING THE BUYER

          Buyer represents and warrants to Seller that the statements contained in this ARTICLE III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and, except as expressly provided in a representation or warranty, as though the Closing Date were substituted for the date of this Agreement throughout this
ARTICLE III.

          3.1 Entity Status. Buyer is an entity duly created, formed or organized, validly existing and in good standing under the Laws of the jurisdiction of its creation, formation or organization. There is no pending or Threatened Action (or Basis therefor) for the dissolution, liquidation, insolvency, or rehabilitation of Buyer.

          3.2 Power and Authority; Enforceability. Buyer has the relevant entity power and authority to execute and deliver each Transaction Document to which it is party, and to perform and consummate the Transactions. Buyer has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is party, the performance of its obligations thereunder, and the consummation of the Transactions. Each Transaction Document to which Buyer is a party has been duly authorized, executed and delivered by, and is Enforceable against, Buyer.

          3.3 No Violation. The execution and delivery of the Transaction Documents to which Buyer is a party and the performance and consummation of the Transactions by Buyer will not (i) Breach any Law or Order to which Buyer is subject or any provision of its Organizational Documents; (ii) Breach any Contract, Order, or Permit to which Buyer is a party or by which it is bound or to which any of its assets is subject; (iii) require any Consent.

          3.4 Brokers' Fees. Buyer has no Liability to pay any compensation to any broker, finder, or agent with respect to the Transactions for which the Seller could become Liable.

          3.5 Knowledge of Investment and its Risks. Buyer has knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Buyer's investment in the Stock. Buyer understands that an investment in the Company represents a high degree of risk and there is no assurance that the Company's business or operations will be successful. Buyer has considered carefully the risks attendant to an investment in the Company, and that, as a consequence of such risks, Buyer could lose its entire investment in the Company.

                                                             Page 25 of 75 Pages

          3.6 Investment Intent. Buyer hereby represents and warrants that (i) the Stock is being acquired for investment for Buyer's own account, and not as a nominee or agent and not with a view to the resale or distribution of all or any part of the Stock, and Buyer has no present intention of selling, granting any participation in, or otherwise distributing any of the Stock within the meaning of the Securities Act and (ii) Buyer does not have any contracts, understandings, agreements, or arrangements with any person and/or entity to sell, transfer, or grant participations to such person and/or entity, with respect to any of the Stock.

          3.7 Accredited Investor. Buyer is an "Accredited Investor" as that term is defined by Rule 501 of Regulation D promulgated under the Securities Act.

          3.8 Disclosure. Buyer has reviewed information provided by the Company in connection with the decision to purchase the Stock, consisting of the Company's publicly available filings with the Securities and Exchange Commission and the information contained therein. The Company has provided such Buyer with all the information that Buyer has requested in connection with the decision to purchase the Stock. Buyer further represents that Buyer has had an opportunity to ask questions and receive answers from the Company regarding the business, properties, prospects, and financial condition of the Company. To Buyer's knowledge, the Company has not disclosed any material non-public information to Buyer. All such questions have been answered to the full satisfaction of Buyer.

          3.9 No Registration. Buyer understands that Buyer may be required to bear the economic risk of its investment in the Company for an indefinite period of time. Buyer further understands that (i) neither the offering nor the sale of the Stock has been registered under the Securities Act or any applicable State Acts in reliance upon exemptions from the registration requirements of such laws, (ii) the Stock must be held by he, she or it indefinitely unless the sale or transfer thereof is subsequently registered under the Securities Act and any applicable State Acts, or an exemption from such registration requirements is available, (iii) except as set forth in the Registration Rights Agreement between the Company and the Buyer, the Company is under no obligation to register any of the Stock on Buyer's behalf or to assist the Buyer in complying with any exemption from registration, and (iv) the Company will rely upon the representations and warranties made by the Buyer in this Agreement in order to establish such exemptions from the registration requirements of the Securities Act and any applicable State Acts.

          3.10 Transfer Restrictions. Buyer will not transfer any of the Stock unless such transfer is registered or exempt from registration under the Securities Act and such State Acts, and, if requested by the Company in the case of an exempt transaction, the Buyer has furnished an opinion of counsel reasonably satisfactory to the Company that such transfer is so exempt. Buyer understands and agrees that (i) the certificates evidencing the Stock will bear appropriate legends indicating such transfer restrictions placed upon the Stock,
(ii) the Company shall have no obligation to honor transfers of any of the Stock in violation of such transfer restrictions, and (iii) the Company shall be entitled to instruct any transfer agent or agents for the securities of the Company to refuse to honor such transfers.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                             CONCERNING THE COMPANY

          Seller represents and warrants to Buyer that the statements contained in this 0 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and, except as expressly provided in a representation or warranty, as though the Closing Date were substituted for the date of this Agreement throughout this 0), except as set forth in the Schedules the Seller has delivered to Buyer on the date hereof.

                                                             Page 26 of 75 Pages

          4.1 Entity Status. The Company is an entity duly created, formed or organized, validly existing, and in good standing under the Laws of the jurisdiction of its creation, formation, or organization. The Company is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required. The Company has the requisite power and authority necessary to own or lease its properties and to carry on its businesses as currently conducted and any businesses in which it currently proposes to engage. Schedule 0 lists the Company's directors and officers. Seller has delivered to Buyer correct and complete copies of the Company's Organizational Documents, as amended to date. The Company is not in Breach of any provision of its Organizational Documents. There is no pending or Threatened Action (or Basis therefor) for the dissolution, liquidation, insolvency, or rehabilitation of the Company.

          4.2 Power and Authority; Enforceability. The Company has the relevant entity power and authority necessary to execute and deliver each Transaction Document to which it is a party and to perform and consummate the Transactions. The Company has taken all action necessary to authorize the execution and delivery of each Transaction Document to which it is a party, the performance of the Company's obligations thereunder, and the consummation of the Transactions. Each Transaction Document to which the Company is party has been duly authorized, executed, and delivered by, and is Enforceable against, the Company.

          4.3 No Violation. The execution and the delivery of the applicable Transaction Documents by the Company and the performance of its obligations hereunder and thereunder, and consummation of the Transactions by the Company will not (a) Breach any Law or Order to which the Company is subject or any provision of the Organizational Documents of the Company; (b) Breach any Contract, Order, or Permit to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets); (c) require any Consent, except any notifications or filings to the relevant state or federal regulatory agencies or as may be required by that certain Amended and Restated Loan and Security
Agreement dated as of July 22, 2003, between Manufacturers Bank and Lan Plus Corporation; or (d) trigger any rights of first refusal, preferential purchase, or similar rights.

          4.4  Brokers'   Fees.   The  Company  has  no  Liability  to  pay  any
compensation to any broker, finder, or agent with respect to the Transactions for which Buyer or the Company could become directly or indirectly Liable.

         4.5      Capitalization.

          (a) The Company's authorized Equity Interests consist of (i) 55,000,000 shares of common stock, par value $.03 per share, of the Company, of which _______________ shares are issued and outstanding and _________________ shares are held in treasury; and (ii) 5,000,000 shares of preferred stock, par value $.01 per share, of the Company, of which 1,350,000 shares are issued and outstanding and 3,650,000 shares are held in treasury. All of the issued and outstanding shares: (i) have been duly authorized and are validly issued, fully paid, and nonassessable, (ii) were issued in compliance with all applicable state and federal securities Laws, (iii) were not issued in Breach of any Commitments. No additional Commitments will arise in connection with the Transactions. There are no Contracts with respect to the voting or transfer of the Company's Equity Interests. The Company is not obligated to redeem or otherwise acquire any of its outstanding Equity Interests.

          (b) No stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of any equity securities of the Company or rights to purchase equity securities of the Company provides for acceleration or other changes in the vesting provisions or other terms of such securities, as the result of any merger, sale of stock or assets, change in control or other similar transaction by the Company.

                                                             Page 27 of 75 Pages

          (c) Except for the Registration Rights Agreement and the Stock Purchase Agreement between Buyer and Andy Teng, each dated as of the date hereof, there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or other similar rights or proxies relating to any of the Company's securities, or agreements relating to the issuance, sale, redemption, transfer or other disposition (including registration rights agreements) of the Company's securities. All of the outstanding securities of the Company were issued in compliance with all applicable federal and state securities laws.

          (d) The Stock has been duly authorized and, when issued in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable shares of the applicable sort and will be free and clear of all Liens other than Liens that were created by Buyer and restrictions on transfer imposed by this Agreement, the Securities Act and applicable state securities laws. The issuance, sale and delivery of the Stock is not subject to any preemptive right of the Company's stockholders or to any right of first refusal or other right in favor of any Person. The consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to any of the Company's outstanding securities. Any Person with any right (other than the Buyer) to purchase securities of the Company, which would be triggered as a result of the transactions contemplated under this Agreement, has waived such rights.

          4.6 Records. The copies of the Company's Organizational Documents that were provided to Buyer are accurate and complete and reflect all amendments made through the date hereof. The Company's minute books and other records made available to Buyer for review were correct and complete as of the date of such review, no further entries have been made through the date of this Agreement, such minute books and records contain the true signatures of the persons purporting to have signed them, and such minute books and records contain an accurate record of all actions of the stockholders, directors, members, managers, or other such representatives of the Company taken by written consent, at a meeting, or otherwise since formation.

          4.7 Financial Statements. Set forth on Schedule 0 are the following financial statements (collectively the "Financial Statements"):

          (a) unaudited balance sheets, statements of income and retained earnings and statements of cash flows as of and for the fiscal year ended
December  31,  2000,  December  31,  2001 and  December  31,  2002 for the
Company; and

          (b) unaudited balance sheets, statements of income and retained earnings and statements of cash flows as of and for the six-month periods ended June 30, 2000, June 30, 2001 and June 30, 2003 (the "Balance Sheet Date") for the Company (the "Interim Financial Statements").

          The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are correct and complete, and are consistent with the books and records of the Company, except as reflected in the restatement of the Financial Statements for the 2002 fiscal year to correct an accounting error. Since the Balance Sheet Date the Company has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP.

                                                             Page 28 of 75 Pages

          4.8 Subsequent Events. Except as set forth in Schedule 0, since the Balance Sheet Date the Company has operated in the Ordinary Course of Business and there have been no events, series of events or the lack of occurrence thereof which, singularly or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the foregoing, since that date, none of the following has occurred:

          (a) The Company has not sold, leased, transferred, or assigned any assets other than for a fair consideration in the Ordinary Course of Business.

          (b) The Company has not entered into any Contract (or series of related Contracts) either involving more than $10,000 or outside the Ordinary Course of Business.

          (c) No Encumbrance has been imposed upon any assets of the Company.

          (d) The Company has not made any capital expenditure (or series of related capital expenditures) involving more than $5,000 individually, $10,000 in the aggregate, or outside the Ordinary Course of Business.

          (e) The Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person.

          (f) The Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any Liability for borrowed money or capitalized lease Contract.

          (g) The Company has not delayed or postponed the payment of accounts payable or other Liabilities outside the Ordinary Course of Business.

          (h) The Company has not canceled, compromised, waived, or released any Action (or series of related Actions) outside the Ordinary Course of Business.

          (i) The Company has not granted any Contracts or any rights under or with respect to any Intellectual Property.

          (j) There has been no change made or authorized to be made to the Organizational Documents of the Company.

          (k) The Company has not issued, sold, or otherwise disposed of any of its Equity Interests.

          (l) The Company has not declared, set aside, or paid any dividend or made any distribution with respect to its Equity Interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its Equity Interests.

          (m) The Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its properties.

          (n) The Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, or employees.

          (o) The Company has not entered into any employment, collective bargaining, or similar Contract or modified the terms of any existing such Contract.

                                                             Page 29 of 75 Pages

          (p) The Company has not committed to pay any bonus or granted any increase in the base compensation (i) of any director or officer, or (ii) outside of the Ordinary Course of Business, of any of its other employees.

          (q) Other than the actions taken with respect to the Lan Plus, Inc. Employee Stock Ownership Plan pursuant to the Stock Purchase Agreement, dated as of the date hereof, among J & M Interests, LLC, the investors listed on the signature pages thereto, and Andy Teng, the Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or similar Contract for the benefit of any of its directors, officers, or employees (or taken any such action with respect to any other Employee Benefit Plan).

          (r) The Company has not made any other change in employment terms outside of the Ordinary Course of Business, for any of its other directors, officers, or employees.

          (s) The Company has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business.

          (t) There has not been any other occurrence, event, incident, action, failure to act, or transaction with respect to the Company outside the Ordinary Course of Business; and the Company has not committed to any of the foregoing.

          4.9 Liabilities. Except as disclosed in Schedule 4.9, the Company does not have any Liability (and there is no Basis for any present or future Action or Order against the Company giving rise to any Liability), except for (a) Liabilities quantified on the face of the Interim Financial Statements (rather than in any notes thereto) and not heretofore paid or discharged, and (b) Liabilities that have arisen after the Balance Sheet Date in the Ordinary Course of Business which, individually or in the aggregate, are not material and are of the same character and nature as the Liabilities quantified on the face of the Interim Financial Statements none of which results from or relates to any Breach of Contract, Breach of warranty, tort, infringement, or Breach of Law, or arose out of any Action or Order.

          4.10 Legal Compliance. Except as disclosed in Schedule 4.10, the Company has complied with all applicable Laws, and no Action is pending or Threatened (and there is no Basis therefor) against it alleging any failure to so comply. No material expenditures are, or based on applicable Law, will be required of the Company for it and its business and operations to remain in compliance with applicable Law.

          4.11 Tax Matters.

The Company is not subject to any Liabilities for Taxes, including Taxes relating to prior periods, other than those set forth or adequately reserved against in the Interim Financial Statements or those incurred since the Balance Sheet Date in the Ordinary Course of Business. The Company has duly filed when due all Tax reports and returns in connection with and in respect of its business, assets and employees, and has timely paid and discharged all amounts shown as due thereon. The Company has made available to Buyer accurate and complete copies of all of its Tax reports and returns for all periods, except those periods for which returns are not yet due. The Company has not received any notice of any Tax deficiency outstanding, proposed or assessed against or allocable to it, and has not executed any waiver of any statute of limitations on the assessment or collection of any Tax or executed or filed with any

                                                             Page 30 of 75 Pages

Governmental Body any Contract now in effect extending the period for assessment or collection of any Taxes against it. There are no Encumbrances for Taxes upon, pending against or Threatened against, any asset of the Company. The Company is not subject to any Tax allocation or sharing Contract. The Company (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has no Liability for the Taxes of any Person (other than the Company) under Treas. Reg. Section 1.1502-6 or similar Law, as a transferee or successor, by Contract, or otherwise.

          4.12 Title to and Condition of Assets. The Company has good and marketable title to, or a valid leasehold interest in, all buildings, machinery, equipment, and other tangible assets (a) located on their premises, shown on the Interim Balance Sheet, or acquired after the Balance Sheet Date and (b) necessary for the conduct of their business as currently conducted and as currently proposed to be conducted, in each case free and clear of all Encumbrances since the Balance Sheet Date, except for an Encumbrance created by that certain Amended and Restated Loan and Security Agreement dated as of July 22, 2003, between Manufacturers Bank and Lan Plus Corporation. Each such tangible asset is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition (subject to normal wear and tear), and is suitable for the purposes for which it is currently used and currently is proposed to be used.

          4.13 Real Property. The Company owns no real property. Schedule 0 lists all real property the Company leases. Schedule 0 also contains an accurate and complete list of all leases and other Contracts in respect of real property, accurate and complete copies of which have been delivered to Buyer. Except as set forth on Schedule 0, all of such leases and Contracts included on Schedule 0 are Enforceable against the Company and, to the Seller's Knowledge, the applicable counter-parties (and their successors). To Seller's Knowledge, all buildings, plants, and structures the Company uses lie wholly within the boundaries of the real property the Company leases and do not encroach upon any other Person's property.

          4.14 Intellectual Property

          (a) The Company has no patents.

          (b) Schedule 0 lists the Company's Marks, and specifies whether each Mark has been registered by the Company with the United States Patent and Trademark Office or with a corresponding state office. The Company owns or has the right to use pursuant to an Enforceable Contract all Marks used by the Company in the Ordinary Course of Business. All Marks required to be listed that have been registered with the United States Patent and Trademark Office or with a corresponding state office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and Enforceable, and are not subject to any maintenance fees or taxes or actions falling due within 90 days after the Closing Date. To the Seller's Knowledge, no Mark required to be listed has been or is now involved in any opposition, invalidation, or cancellation proceeding and no such action is Threatened with the respect to any such Mark. All products and materials containing a Mark required to be listed bear the proper legal notice where permitted by Law.

          (c) The Company has no  registered  Copyrights.  All of the  Company's
Software and the documentation for such Software, as well as the Company's website have been marked with the proper copyright notice.

          (d) Neither the Company nor its agents have developed any Software for use by the Company.

          (e) The Company has no Trade Secrets.

                                                             Page 31 of 75 Pages

          (f) The Company owns or has the right to use pursuant to an Enforceable Contract all Intellectual Property necessary to operate the Company's businesses as currently conducted and as currently proposed to be conducted. Each item of Intellectual Property that the Company owned or used immediately prior to the Closing will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Closing. The Company has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

          (g) Seller has delivered to Buyer correct and complete copies of all written documentation evidencing ownership and prosecution (if applicable) of each item of the Company's Intellectual Property. With respect to each such item of Intellectual Property:

               (i) the Company possesses all right, title, and interest in and to the item, free and clear of any Encumbrance;

               (ii) the item is not subject to any outstanding Order;

               (iii) no Action is pending or Threatened (and there is no Basis therefor) which challenges the Enforceability, use, or ownership of the item; and

               (iv) the Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

          (h) Other than as set forth on Schedule 4.14(h), the Company has not interfered with, infringed upon, misappropriated, or otherwise violate or come into conflict with any other Person's Intellectual Property, and neither the Company nor Seller has ever received any notice alleging any such interference, infringement, misappropriation, violation, or conflict (including any claim that the Company must license, or consider licensing, or refrain from using any other Person's Intellectual Property). To the Seller's Knowledge, (i) no third Person has any Intellectual Property that interferes or would be likely to interfere with the Company's use of any of its Intellectual Property; (ii) the Company will not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of any other Person as a result of the continued operation of its businesses as currently conducted and as currently proposed to be conducted; and (iii) no other Person has interfered with, infringed upon, misappropriated, or otherwise come into conflict with the Company's Intellectual Property.

          (i) Schedule 0 identifies each item of Intellectual Property from any third party, other than readily available software having a replacement value of less than $250 per copy, licensed or used by the Company. Schedule 0 identifies each Contract pursuant to which the Company has granted to a third party rights under or with respect to any of its Intellectual Property (together with any exceptions). The Company has made available to Buyer correct and complete copies of all Contracts with respect to such use as amended to date. With respect to the Contracts related to each item of Intellectual Property required to be identified in (1) Schedule 0, the statements in clauses (i) - (viii) below are true and correct, and (2) Schedule 0, the statements in clauses (i) - (iv) below are true and correct:

               (i) the Contract is Enforceable;

               (ii) the Contract will continue to be Enforceable on identical terms following the consummation of the Transaction;

               (iii) the Company is not (and no counter-party is) in Breach of such Contract, and no event has occurred that with notice or lapse of time would constitute a Breach thereunder;

                                                             Page 32 of 75 Pages

               (iv) no party to the Contract has repudiated any provision thereof;

               (v) with respect to each sublicense Contract, to the Seller's Knowledge, the representations and warranties set forth in Sections 4.14(c)(i) -
(iv) are true and correct with respect to the underlying license Contract;

               (vi) the underlying item of Intellectual Property is not subject to any outstanding Order;

               (v) no Action is pending or Threatened (and there is no Basis therefor) which challenges the Enforceability of the underlying item of Intellectual Property; and

               (vi) the Company has not granted any sublicense or similar Contract with respect to the Contract.

          (j) All former and current employees of the Company have executed written Contracts with the Company that assign to the Company all rights to any inventions, improvements, discoveries or information relating to the Company's business. To the Seller's Knowledge, no employee of the Company has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his or her work to any Person other than the Company.

          (k) The Seller has no Knowledge of any new products, inventions, procedures, or methods of manufacturing or processing that any competitors or other Person have developed which reasonably could be expected to supersede or make obsolete any, or any planned, product or process of the Company.

          4.15 Inventory. The Company's inventory, whether reflected on the Financial Statements or not, consists of raw materials and supplies, manufactured and processed parts, goods in process, and finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and, except as has been written down on the face of the Interim Balance Sheet (rather than the notes thereto), none of which is slow-moving, obsolete, damaged, or defective. Any inventory that has been written down has either been written off or written down to its net realizable value. There has been no change in inventory valuation standards or methods with respect to the inventory in the prior three years. The quantities of any kind of inventory are reasonable in the current (and the currently foreseeable) circumstances of the Company. The Company holds no more than 10 percent of its items of inventory on consignment from other Persons and no other Person holds any items of inventory on consignment from the Company.

         4.16 Contracts. Except as otherwise disclosed in Schedules 0, 4.14, 0, and 0, Schedule 0 lists the following Contracts to which the Company is a party:

          (a) Any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $5,000 per annum.

          (b) Any Contract (or group of related Contracts) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, result in a loss to the Company, or involve consideration in excess of $5,000.

          (c) Any Contract concerning a limited liability company, partnership, joint venture or similar arrangement.

                                                             Page 33 of 75 Pages

          (d) Any Contract (or group of related Contracts) under which it has created, incurred, assumed, or guaranteed any Liability for borrowed money or any capitalized lease in excess of $5,000, or under which it has imposed or suffered to exist an Encumbrance on any of its assets.

          (e) Any Contract concerning confidentiality or non-competition.

          (f) Any Contract with any Seller or any Affiliates of a Seller.

          (g)  Any  profit  sharing,   stock  option,   stock  purchase,   stock
appreciation, deferred compensation, severance, or other similar Contract for the benefit of its current or former directors, officers, and employees.

          (h) Any collective bargaining Contract.

          (i) Any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis.

          (j) Any Contract under which it has advanced or loaned any amount to any of its directors or officers or, outside the Ordinary Course of Business, to its employees.

          (k) Any other Contract (or group of related Contracts) the performance of which involves receipt or payment of consideration in excess of $5,000.

          Seller has delivered to Buyer a correct and complete copy of each written Contract (as amended to date) listed in Schedule 0 and a written summary setting forth the terms and conditions of each oral Contract referred to in
Schedule 0. With respect to each such Contract:

               (i) the Contract is Enforceable;

               (ii) the Contract will continue to be Enforceable on identical terms following the consummation of the Transactions;

               (iii) the Company is not (and no counter-party is) in Breach of such Contract, and no event has occurred that, with notice or lapse of time, would constitute a Breach under the Contract; and

               (iv) no party to the Contract has repudiated any provision of the Contract.

          4.17 Receivables. All of the Receivables are Enforceable, represent bona fide transactions, and arose in the Ordinary Course of Business of the Company, and are reflected properly in their books and records. All of the Receivables are good and collectible receivables, are current, and will be collected in accordance with past practice and the terms of such Receivables (and in any event within three months following the Closing Date), without set off or counterclaims, subject only to the reserve for bad debts set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the Ordinary Course of Business of the Company, consistent with GAAP. No customer or supplier of the Company has any Basis to believe that it has or would be entitled to any payment terms other than terms in the Ordinary Course of Business, including any prior course of conduct.

          4.18 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company.

                                                             Page 34 of 75 Pages

          4.19 Insurance. Schedule 4.19 contains accurate and complete (i) lists of all insurance policies currently carried by the Company, (ii) lists of all insurance loss runs or workers' compensation claims received for the past three policy years, and (iii) copies of all insurance policies currently in effect. Such insurance policies evidence all of the insurance that the Company is required to carry pursuant to its Contracts and Law. Such insurance policies are currently in full force and effect and will remain in full force and effect through their current terms. No insurance that the Company has ever carried has been canceled nor has any such cancellation been Threatened. The Company has never been denied coverage nor has any such denial been Threatened.

          4.20 Litigation. Schedule 4.20 sets forth each instance in which the Company (a) is subject to any outstanding Order or (b) is a party, the subject of, or is Threatened to be made a party to or the subject of any Action. No Action required to be set forth in Schedule 4.20 questions the Enforceability of this Agreement or the Transactions, or could result in any Material Adverse Change with respect to the Company, and the Seller has no Basis to believe that any such Action may be brought or Threatened against the Company.

          4.21 Product Warranty. To the Seller's Knowledge, each product manufactured, sold, leased, or delivered by the Company has been in conformity with all applicable Law, Contracts, and all express and implied warranties, and the Company does not have any Liability (and there is no Basis for any present or future Action against any of them giving rise to any Liability) for replacement or repair thereof or other Damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the Ordinary Course of Business of the Company, consistent with GAAP. No product designed, manufactured, sold, leased, or delivered by the Company is subject to any guaranty, warranty, or other indemnity or similar Liability beyond the applicable standard terms and conditions of sale or lease. Schedule 0 includes copies of the standard terms and conditions of sale or lease for the Company
(containing applicable guaranty, warranty, and similar Liability indemnity provisions).

          4.22 Product Liability. To the Seller's Knowledge, the Company does not have any Liability (and there is no Basis for any present or future Action against the Company giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, sold, leased, or delivered by the Company.

          4.23 Labor; Employees. To the Seller's Knowledge, no executive, key employee, or group of employees has any plans to terminate employment with the Company. The Company is not a party to or bound by any collective bargaining Contract, nor has any of them experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. The Company has not committed any unfair labor practice (as determined under any Law). The Seller has no Knowledge of any organizational effort currently being made or Threatened by or on behalf of any labor union with respect to the Company's employees.

          4.24 Employee Benefits.

          (a) Schedule 0 lists each non-qualified deferred compensation plan, qualified defined contribution retirement plan, qualified defined benefit retirement plan or other material fringe benefit plan or program that the Company maintains or contributes. Except for the ESOP, with respect to any employee benefit plan within the meaning of Section 3(3) of ERISA which is subject to ERISA and which is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to, within six years prior to the Closing Date by the Company or any ERISA Affiliate, (a) no withdrawal Liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal Liability has not been satisfied, (b) no Liability to the PBGC has been incurred

                                                             Page 35 of 75 Pages

by the Company or any ERISA  Affiliate,  which Liability has not been satisfied,
(c) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred, and (d) all contributions (including installments) to such plan required by Section 302 of ERISA and Section 412 of the Code have been timely made. With respect to any kind of employee benefit plan other than the ESOP, such plan has been funded and maintained in compliance with all Laws applicable thereto and the requirements of such plan's governing documents.

          4.25 Environmental, Health, and Safety Matters. To the Seller's Knowledge, except as set forth in Schedule 4.25, (a) the Company is in compliance with all Environmental, Health and Safety Requirements in connection with owning, using, maintaining, or operating its business or assets; (b) each location at which the Company operates, or has operated, its business is in compliance with all Environmental, Health and Safety Requirements; and (c) there are no pending, or any Threatened allegations by any Person that the Company's properties or assets is not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements.

          4.26 Customers and Suppliers. Schedule 4.26 lists the Company's (a) ten largest customers in terms of sales during the 12-month period ended December 31, 2002 and the ten-month period ended as of October 31, 2003 and states the approximate total sales by the Company to each such customer during such periods, and (b) ten largest suppliers during the 12 month period ended as of December 31, 2002 and the ten-month period ended as of October 31, 2003 and states the approximate total expenditures by the Company to each such supplier during such periods. Except as set forth in Schedule 4.26, Seller has not received notice of termination or an intention to terminate the relationship with the Company from any customer or supplier.

          4.27 Permits. The Company possess all Permits required to be obtained for their businesses and operations. Schedule 4.27 sets forth a list of all such Permits and specifies with respect to each such Permit:

          (a) it is valid, subsisting and in full force and effect;

          (b) there are no violations of such Permit that would result in a termination of such Permit;

          (c) the Company has not received notice that such Permit will not be renewed; and

          (d) the Transactions will not adversely affect the validity of such Permit or cause a cancellation of or otherwise adversely affect such Permit.

          4.28 Certain Payments. Since December 31, 1998, neither the Company nor any director, officer, agent, or employee of the Company, or any other Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Affiliate of the Company, or
(iv) in violation of any Law, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

          4.29 Accuracy of Information Furnished. No representation, statement, or information contained in this Agreement (including the Schedules) or any Contract or document executed in connection herewith or delivered pursuant hereto or thereto or made available or furnished to Buyer or its representatives

                                                             Page 36 of 75 Pages

by the Seller contains or will contain any untrue statement of a material fact or omits or will omit any material fact necessary to make the information contained therein not misleading. The Seller has provided Buyer with correct and complete copies of all documents listed or described in the Schedules. All financial projections and estimates of the Company's future performance that have been provided to Buyer, at the time of creation, were reasonably made in good faith based on reasonable assumptions, given the circumstances at the time such assumptions were made.

          4.30 Offering of the Stock and Warrants. Assuming the accuracy of the Buyer's representations and warranties set forth in ARTICLE III, the Company has complied with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Stock and Warrants. Neither the Company nor any Person acting on its behalf has taken or will take any other action (including any offer, issuance or sale of any security of the Company under circumstances which might require the integration of such security with the Stock or Warrants under the Securities Act or the rules and regulations of the Commission promulgated thereunder), in either case so as to subject the offering, issuance or sale of the Stock and Warrants to the registration provisions of the Securities Act. Neither the Company nor any Person acting on its behalf has offered the Stock or Warrants to any Person by means of general or public solicitation or general or public advertising, such as by newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means.

          4.31 Seller's Obligations With Respect to the Company's Securities Filings and Financial Statements. Seller has furnished or made available to Buyer true and complete copies of all reports or registration statements the Company has filed with the Securities and Exchange Commission (the "SEC") under the Securities Act and the Exchange Act, for all periods subsequent to December 31, 1999, all in the form so filed (collectively, the "Company's SEC Documents"). Except for matters subject to the restatement of the Financial
Statements for the 2002 fiscal year to correct an accounting error, (a) as of their respective filing dates, the Company's SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and none of the Company's SEC Documents filed under the Exchange Act contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed document with the SEC; (b) none of the Company's SEC Documents filed under the Securities Act contained an untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time such Company SEC Documents became effective under the Securities Act; and (c) the Company's financial statements, including the notes thereto, included in the Company's SEC Documents (the "Company's Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and present fairly the Company's consolidated financial position at the dates thereof and of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal audit adjustments). Since the date of the most recent Company SEC Document, the Company has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP.

                                    ARTICLE V
                             POST-CLOSING COVENANTS

          The Parties agree as follows with respect to the period  following the
Closing:

                                                             Page 37 of 75 Pages

          5.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party will take such further action (including executing and delivering such further instruments and documents) as any other Party reasonably may request, all at the requesting Party's sole cost and expense (unless the requesting Party is entitled to indemnification therefor under 0).

          5.2 ESOP Matters. As promptly as practicable following the Closing Date, the Company shall have taken all necessary corporate actions to terminate the Lan Plus, Inc. Employee Stock Ownership Plan ("ESOP") in accordance with its terms. As soon as administratively feasible thereafter, the Company shall file for a determination letter with the Internal Revenue Service as to the tax-qualified status of the ESOP on the termination date and take all necessary actions required by the IRS to secure a favorable determination. Promptly following the receipt of such determination letter, the Company shall process distributions from the ESOP. The Company shall honor put options in distributed ESOP shares as required by law. The valuation for such shares put to the Company by ESOP participants shall be the higher of the fair market value determined by the ESOP's appraiser as of the immediately preceding valuation date, or the price paid for the Stock pursuant to this Agreement.

          5.3 Litigation Support. So long as any Party actively is contesting or defending against any Action in connection with (a) the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each other Party will cooperate with such Party and such Party's counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as will be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party or one of its Affiliates is entitled to indemnification therefor under 0).

          5.4 Transition. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining at least as favorable business relationships with the Company after the Closing as it maintained with the Company prior to the Closing.

          5.5 Confidentiality. Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in Seller's possession in each case, forever. If Seller is ever requested or required (by oral question or request for information or documents in any Action) to disclose any Confidential Information, Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective Order or waive compliance with this Section 6.4. If, in the absence of a protective Order or the receipt of a waiver hereunder, Seller, on the written advice of counsel, is compelled to disclose any Confidential Information to any Governmental Body, arbitrator, or mediator or else stand Liable for contempt, Seller may disclose the Confidential Information to the Governmental Body, arbitrator, or mediator; provided, however; that Seller will use its Best Efforts to obtain, at the reasonable request of Buyer, an Order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer may designate.

          5.6 Release. Seller, on behalf of such Seller and each of such Seller's representatives, successors, and assigns, hereby releases and forever discharges Buyer and each of its officers, directors, managers, employees, agents, stockholders, controlling persons, representatives, Affiliates, successors and assigns (individually, a "Releasee" and collectively, "Releasees") from any and all Actions, Orders, Damages, Liabilities, and, except as expressly contemplated by this Agreement, Contracts whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which such Seller or any of such Seller's respective heirs, representatives, successors or assigns now has, have ever had or may hereafter have against the respective

                                                             Page 38 of 75 Pages

Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause, or event occurring contemporaneously with or prior to the Closing Date including any rights to indemnification or reimbursement from the Company, whether pursuant to their respective Organizational Documents, Contract or otherwise and whether or not relating to Actions pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein will operate to release any obligations of Buyer arising under this Agreement.

          Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any cause of Action, or commencing, instituting or causing to be commenced, any Action, of any kind against any Releasee, based upon any matter purported to be released hereby.

          5.7 Board Composition. The Company shall:

          (a) cause the Company's Board of Directors to be fixed at seven (7) members, including by amending its Organizational Documents if necessary;

          (b) allow J & M Interests, within six (6) months of the Closing Date, to nominate for election to the Company's Board of Directors no fewer than five
(5) board members.

                                   ARTICLE VI
                               CLOSING CONDITIONS

          6.1 Conditions Precedent to Obligation of Buyer. Buyer's obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right or remedy available to Buyer in connection with the Transactions will be deemed waived by any of the following actions or inactions by or on behalf of Buyer (regardless of whether Seller is given notice of any such matter): (i) consummation by Buyer of the Transactions, (ii) any inspection or investigation, if any, of the Company, (iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to the Company, or (iv) any other action, in each case at any time, whether before, on, or after the Closing Date.

          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in 0 must be accurate and complete in all material respects (except with respect to any provisions including the word "material" or words of similar import, and except with respect to materiality, as reflected under GAAP, in the representations in Section 0 related to the Financial Statements, with respect to which such representations and warranties must have been accurate and complete) as of the Closing Date, without giving effect to any supplements to the Schedules.

          (b) Compliance with Obligations. Seller must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing (singularly and in the aggregate) in all material respects.

          (c) No Adverse Litigation. There must not be pending or Threatened any Action by or before any Governmental Body, arbitrator, or mediator which will seek to restrain, prohibit, invalidate, or collect Damages arising out of the Transactions, or which, in the judgment of Buyer, makes it inadvisable to proceed with the Transactions.

          (d) Consents. The Seller and Buyer must have received Consents to the Transactions and waivers of rights to terminate or modify any rights or obligations of Seller from any Person (i) from whom such Consent is required, including under any Contract listed or required to be listed in Schedules 0, 4.14, 0, 0, and 0 or any Law, or who (ii) as a result of the Transactions, would have such rights to terminate or modify such Contracts, either by their terms or as a matter of Law.

                                                             Page 39 of 75 Pages

          (e) Liabilities. Prior to the Closing, the Seller must have obtained and delivered to Buyer full satisfactions or releases of all Liabilities due to or from the Company which are due to be satisfied or released under this Agreement to or on behalf of (i) any Affiliate of the Company or (ii) Seller or any Affiliate of Seller.

          (f) Registration Rights Agreement. The Company and the Buyer will have entered into a Registration Rights Agreement, in the form set forth in Exhibit A attached hereto (the "Registration Rights Agreement"), and the Registration Rights Agreement will be in full force and effect as of the Closing Date.

          6.2 Conditions Precedent to Obligation of Seller. Seller's obligation to consummate the Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right, or remedy available to any Seller in connection with the Transactions will be deemed waived by any of the following actions or inactions by or on behalf of Seller (regardless of whether Buyer is given notice of any such matter): (i) consummation by Seller of the Transactions, (ii) any inspection or investigation, if any, of Buyer, (iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to Buyer, or (iv) any other action, in each case at any time, whether before, on, or after the Closing Date.

          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in ARTICLE III must be accurate and complete in all material respects (except with respect to any provisions including the word "material" or words of similar import, with respect to which such representations and warranties must have been accurate and complete) as of the date of this Agreement.

          (b) Compliance with Obligations. Buyer must have performed and complied with all its covenants and obligations required by this Agreement to be performed or complied with at or prior to Closing (singularly and in the aggregate) in all material respects.

          (c) No Order or Injunction. There must not be issued and in effect any Order restraining or prohibiting the Transactions.

                                   ARTICLE VII
                                 INDEMNIFICATION

          7.1 Survival of Representations and Warranties. Each representation, warranty, covenant and obligation in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing and Buyer on the one hand and Seller on the other will be Liable for any Damages resulting from any Breaches thereof.

          7.2 Indemnification Provisions for Buyer's Benefit. Seller will indemnify and hold the Seller Indemnified Parties harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any one of the following:

          (a) Any Breach of any representation or warranty Seller has made in this Agreement as if such representation or warranty were made on and as of the Closing Date without giving effect to any supplement to the Schedules.

                                                             Page 40 of 75 Pages

          (b) Any Breach by Seller of any covenant or obligation of Seller in this Agreement.

          (c) Any product shipped or manufactured or service provided by the Company prior to the Closing Date.

          7.3 Indemnification Provisions for Seller's Benefit. Buyer will indemnify and hold the Buyer Indemnified Parties harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any of the following:

          (a) Any Breach of any representation or warranty Buyer has made in this Agreement as if such representation or warranty were made on and as of the Closing Date without giving effect to any supplement to the Schedules.

          (b) Any Breach by Buyer of any covenant or obligation of Buyer in this Agreement.

          7.4 Indemnification Claim Procedures.

          (a) If any third party notifies any Indemnified Party with respect to the commencement of any Action that may give rise to a claim for indemnification against any Indemnitor under this 0 (an "Indemnification Claim"), then the Indemnified Party will promptly give notice to the Indemnitor.

          (b) An Indemnitor will have the right to defend against an Indemnification Claim, other than a Indemnification Claim related to Taxes, with counsel of its choice reasonably satisfactory to the Indemnified Party if (i) within 15 days following the receipt of notice of the Indemnification Claim the Indemnitor notifies the Indemnified Party in writing that the Indemnitor will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (ii) the Indemnitor provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnitor will have the financial resources to defend against the Indemnification Claim and pay, in cash, all Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (iii) the Indemnification Claim involves only money Damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Indemnification Claim is not in the good faith judgment of the Indemnified Party likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnitor continuously conducts the defense of the Indemnification Claim actively and diligently.

          (c) So long as the Indemnitor is conducting the defense of the Indemnification Claim in accordance with Section 7.4(b), (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Indemnification Claim, (ii) the Indemnified Party will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written Consent of the Indemnitor (not to be withheld unreasonably), and (iii) the Indemnitor will not Consent to the entry of any Order with respect to the Indemnification Claim without the prior

                                                             Page 41 of 75 Pages

written Consent of the Indemnified Party (not to be withheld unreasonably, provided that it will not be deemed to be unreasonable for an Indemnified Party to withhold its Consent (A) with respect to any finding of or admission (1) of any Breach of any Law, Order or Permit, (2) of any violation of the rights of any Person, or (3) which Indemnified Party believes could have a Material Adverse Effect on any other Actions to which the Indemnified Party or its Affiliates are party or to which Indemnified Party has a good faith belief it may become party, or (B) if any portion of such Order would not remain sealed).

          (d) For a period of three (3) years after the expiration of the applicable statute of limitations, in connection with any Indemnification Claim for Taxes, or if any condition in Section 7.4(b) is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any Order with respect to an Indemnification Claim in any manner it may deem appropriate,
(ii) each Indemnitor will jointly and severally be obligated to reimburse the Indemnified Party promptly and periodically for the Damages relating to defending against the Indemnification Claim, and (iii) each Indemnitor will remain jointly and severally Liable for any Damages the Indemnified Party may suffer relating to the Indemnification Claim to the fullest extent provided in this 0.

          (e) Each Party hereby consents to the non-exclusive jurisdiction of any Governmental Body, arbitrator, or mediator in which an Action is brought against any Indemnified Party for purposes of any Indemnification Claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein, and agrees that process may be served on such Party with respect to such claim anywhere in the world.

          7.5 Indemnification If Negligence Of Indemnitee. Each Indemnified Party's rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by such Indemnified Party's consummation of the Transactions and will be effective regardless of any inspection or investigation conducted, or the awareness of any matters acquired (or capable or reasonably capable of being acquired), by or on behalf of such Indemnified Party or by its directors, officers, employees or representatives or at any time (regardless of whether notice of such knowledge has been given to Indemnitor), whether before or after the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.

          7.6 Other Indemnification Provisions.

          (a) The foregoing indemnification provisions are in addition to, and not in derogation of, any remedy at Law or in equity that any Party may have with respect to the Transactions.

          (b) Any Liability of the Company to any Buyer Indemnified Party under this Agreement will terminate for all purposes upon Closing and have no further force or effect.

          (c) A claim for any matter not involving a third party may be asserted by notice to the Party from whom indemnification is sought.

          7.7 Additional Indemnification. Seller will indemnify and hold harmless the Seller Indemnified Parties for any Damages incurred in connection with the ESOP matter described in Section 0 and any other matter as described in Exhibit C (collectively, the "Independent Indemnity Item"); provided that such indemnification will survive indefinitely. The sole recourse of any Seller Indemnified Party relating to, arising out of or in connection with the Independent Indemnity Item or any Action in respect thereof will be the indemnity provided in this Section 0.

                                  ARTICLE VIII
                                  MISCELLANEOUS

          8.1 Treatment of Certain Tax Matters Post-Closing. The following provisions shall govern the allocation of responsibility as between Buyer and the Company for certain tax matters following the Closing Date:

          (a) Tax Indemnification. The Company shall indemnify the Buyer and hold it harmless from and against, any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company

                                                             Page 42 of 75 Pages

for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date ("Pre-Closing Tax Period"), and (ii) any and all Taxes of any Person imposed on Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing. The Company shall reimburse Buyer for any Taxes which are the responsibility of the Company pursuant to this paragraph within fifteen (15) business days after payment of such Taxes by Buyer or the Company.

          (b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

          (c) Certain Taxes and Fees All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Company when due, and the Company will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

          8.2 Schedules. The disclosures in the Schedules, and those in any supplement thereto, relate only to the representations and warranties in the Section or paragraph of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement except to the extent that the relevance of such representation or warranty is manifest of the face of the Schedules. If there is any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control. Nothing in the Schedules will be deemed adequate to disclose an exception to a representation or warranty made herein unless the applicable
Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. The mere listing (or inclusion of a copy) of a document or other item in a Schedule will not be deemed adequate to disclose an exception to a representation or warranty made in this Agreement (unless the representation or warranty pertains to the existence of the document or other item itself).

          8.3 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the Transactions. There are no third party beneficiaries having rights under or with respect to this Agreement.

          8.4 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors.

                                                             Page 43 of 75 Pages

          8.5 Assignments. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Buyer and Seller; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless will remain responsible for the performance of all of its obligations hereunder).

          8.6 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder will be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                           If to Buyer and after Closing to the Company:

                           Glenbrook Group, LLC
                           c/o J & M Interests, LLC
                           Attn:  Samuel J. Furrow, Jr.
                           5804 East Slauson Avenue
                           Commerce, CA  90040
                           Tel:     (323) 216-7700
                           Fax:     (208) 728-6558

                           Copy to (which will not constitute notice):

                           Akin Gump Strauss Hauer & Feld LLP
                           Attn:    Steven M. Pesner, Esq.
                           590 Madison Avenue
                           New York, New York  10022
                           Tel:     (212) 872-1000
                           Fax:     (212) 872-1002

                           If to Seller and before Closing to the Company

                           Northgate Innovations, Inc.
                           Attn:    Andy Teng
                           801 Sentous Street
                           City of Industry, California 91748
                           Tel:     (626) 923-6000
                           Fax:     (626) 923-6082

                           Copy to (which will not constitute notice):

                           Law Firm of James H. Sakoda, Esq.
                           Attn:  James H. Sakoda
                           10940 Wilshire Boulevard, Suite 1530
                           Los Angeles, California  90024
                           Tel:     (310) 824-5600
                           Fax:     (310) 824-7440

                                                             Page 44 of 75 Pages

          Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

          8.7 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to Sections 0 and 0, in addition to any other remedy to which they may be entitled, at Law or in equity.

          8.8 Submission to Jurisdiction; No Jury Trial.

          (a) Submission to Jurisdiction. Each Party submits to the jurisdiction of any state or federal court sitting in the State of California in any Action arising out of or relating to this Agreement and agrees that all claims in respect of the Action may be heard and determined in any such court. Each Party also agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each Party agrees that a final judgment in any Action so brought will be conclusive and may be enforced by Action on the judgment or in any other manner provided at Law or in equity. Each Party waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

          (b) Waiver of Jury Trial. THE PARTIES EACH HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS. The scope of this waiver is intended to be all encompassing of any and all Actions that may be filed in any court and that relate to the subject matter of the Transactions, including, Contract claims, tort claims, breach of duty claims, and all other common Law and statutory claims. The Parties each acknowledge that this waiver is a material inducement to enter into a business relationship and that they will continue to rely on the waiver in their related future dealings. Each Party further represents and warrants that it has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY OR IN WRITING, AND THE WAIVER WILL APPLY TO ANY AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING HERETO. In the event of an Action, this Agreement may be filed as a written consent to trial by a court.

          8.9 Time. Time is of the essence in the performance of this Agreement.

          8.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

          8.11 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

                                                             Page 45 of 75 Pages

          8.12 Governing Law. This Agreement and the performance of the Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of Law principles.

          8.13 Amendments and Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

          8.14 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a Governmental Body, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the Governmental Body, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

          8.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

          8.16 Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, Schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

          8.17 Remedies. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations, or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

        [Remainder of page intentionally blank; signature pages follow.]

                                                             Page 46 of 75 Pages

   IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

                                GLENBROOK GROUP, LLC


                                By:
                                     ---------------------------------------
                                Name:
                                Title:

                                NORTHGATE INNOVATIONS, INC.


                                By:
                                    -----------------------------------------
                                Name:  Andy Teng
                                Title: Chief Executive Officer

                                                             Page 47 of 75 Pages

                                    EXHIBIT C

                              CONSULTING AGREEMENT



          This Consulting Agreement (the "Agreement") is entered into as of December 9, 2003, by and between Northgate Innovations, Inc., a California corporation ("Company"), and J & M Interests, LLC, a Delaware corporation ("Consultant").

          WHEREAS, Consultant is knowledgeable and experienced in the business and affairs of the Company and its industry;

          WHEREAS, the Company desires to retain the services of Consultant to provide management consulting services (the "Services"); and

          WHEREAS, the Company and Consultant have determined that it is in their respective best interests to enter into this Agreement on the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the premises, covenants, and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.        Terms of Agreement.

          (a) Engagement of Consultant. The Company hereby engages Consultant in a consulting capacity as an independent contractor, and Consultant does hereby agree to serve the Company in such capacity for a period commencing on December 3, 2003 and continuing for a term of six months (the "Term").

          (b) Duties of Consultant. Consultant's primary duties will be to consult with the Company on financial, strategic and marketing matters involving the Company's computer manufacturing and distribution business. Consultant will make its staff reasonably available to provide the services indicated herein.

          (c) Work for Others. The Company recognizes and agrees that Consultant may perform services for other persons, provided that such services do not interfere with Consultant's ability to perform the Services required under this Agreement or represent a conflict of interest.

2.        Compensation.

          The Company agrees to pay Consultant for the performance of the Services during the term of this Agreement as follows:

          (a) The Company will issue to Consultant in the aggregate 2.5 million common stock purchase warrants, with an exercise price of $.50 per share, a cashless exercise provision, and a term of five (5) years (the "Warrants").

                                                             Page 48 of 75 Pages

          (b) The Warrants will be paid to Consultant in three monthly installments as follows: (i) on December 9, 2003, payment of 833,333 Warrants;
(ii) on January 9, 2004, a payment of 833,333 Warrants; and (iii) on February 9, 2004, a payment of 833,334 Warrants.

          (c) The terms and conditions of the Warrants will be governed by the form of Warrant as set forth on Exhibit A attached hereto.

          (d) Consultant will be solely responsible for all withholding taxes, social security taxes, unemployment taxes and workers' compensation insurance premiums due to its staff, if any. The Company will issue 1099 forms to the staff of Consultant reflecting payments made to staff of Consultant for Services rendered pursuant to this Agreement.

3.        Independent Contractor.

          (a) The Company and Consultant intend to have an independent contractor relationship. In performing services for the Company pursuant to this Agreement, Consultant shall act in the capacity of an independent contractor with respect to the Company and not as an employee of the Company. As an independent contractor, Consultant shall accept any directions issued by the Company pertaining to the goals to be attained and the results to be achieved, but shall be solely responsible for the means and method of work in which Services are performed under this Agreement. Consultant agrees to complete all Services in the agreed upon timeframe. To do so, Consultant shall determine the working hours and schedule of its staff and shall not be subject to the Company's personnel policies and procedures. The Company will not set a minimum or maximum number of hours that Consultant's staff may work in any given day.

          (b) When performing the Services, Consultant's staff may work at home, or elsewhere that Consultant deems appropriate, so long as the Services are performed in a manner such that the Service is achieved as stated in this Agreement.

          (c) Consultant shall be entirely and solely responsible for its actions and inactions and the actions and inactions of its agents, employees or subcontractors, if any, while performing Services hereunder. Consultant agrees that it shall not, in any form or fashion, maintain, hold out, or represent or imply to any other individual or entity that an employee/employer relationship exists between Consultant and the Company. Consultant is not granted nor shall it represent that it is granted any right or authority to make any representation or warranty or assume or create any obligation or responsibility, express or implied, for, on behalf of, or in the name of the Company or incur debts for the Company.

4.        Compliance with Legal Requirements.

          The Company shall not provide workers' compensation, disability insurance, Social Security or unemployment compensation coverage or any other statutory benefit to Consultant, its agents or employees or any subcontractors. Consultant shall comply at its expense with all applicable provisions of workers' compensation laws, unemployment compensation laws, Federal Social Security law, the Fair Labor Standards Act, federal, state and local income tax laws, and all other applicable federal, state and local laws, regulations and codes relating to terms and conditions required to be fulfilled by independent contractors and consultants. Other than as stated in this Agreement, Consultant shall be solely responsible and liable for all expenses, costs, liabilities, assessments, taxes, maintenance, insurance, undertakings and other obligations incurred by Consultant, its agents or employees or any subcontractors.

5.        Miscellaneous Provisions.

          (a) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. certified mail, return receipt

                                                             Page 49 of 75 Pages

requested and postage prepaid. In the case of Consultant, mailed notices shall be addressed to it at J & M Interests, LLC, Attn: Jay Furrow and Marc Crossman, 5804 E. Slauson Avenue, Commerce, California 90040. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, 801 Sentous Street, City of Industry, California 91748.

          (b) Severability and Reformation. If any one or more of the terms, provisions, covenants or restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and to that end the provisions shall be deemed severable.

          (c) Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles.

          (d) Entire Agreement. THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

          (e) Amendment. This Agreement may be amended only by writing signed by Consultant and by a duly authorized representative of the Company.

          (f) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed in accordance to its fair meaning and not strictly for or against the Company or Consultant.

          (g) Binding Agreement. This Agreement shall inure to the benefit of and be binding upon Consultant, its successors and assigns, and the Company and its successors and assigns.

        [Remainder of page intentionally blank; signature page follows.]

                                                             Page 50 of 75 Pages

          IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

                                J & M INTERESTS, LLC


                                By:
                                   -------------------------------------------
                                Name: Samuel J. Furrow, Jr.
                                Title: Managing Member


                                NORTHGATE INNOVATIONS, INC.


                                By:
                                   -----------------------------------------
                                Name: Andy Teng
                                Title: Chief Executive Officer

                                                             Page 51 of 75 Pages

                                    EXHIBIT D





                            STOCK PURCHASE AGREEMENT



                                     between



                              GLENBROOK GROUP, LLC



                                       and



                                    ANDY TENG





                            Dated: December 9, 2003

                                                             Page 52 of 75 Pages

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Article I. DEFINITIONS...................................................     54


Article II. PURCHASE AND SALE OF CEO STOCK...............................     58
                  2.1      Purchase and Sale of CEO Stock................     58
                  2.2      Purchase Price................................     58
                  2.3      The Closing...................................     58
                  2.4      Deliveries at the Closing.....................     58

Article III. REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTION...     59
                  3.1      Representations and Warranties of Seller......     59
                  3.2      Representations and Warranties of Buyer.......     59

Article IV. POST-CLOSING COVENANTS.......................................     60
                  4.1      General.......................................     60
                  4.2      ESOP Matters..................................     60
                  4.3      Litigation Support............................     61
                  4.4      Transition....................................     61
                  4.5      Confidentiality...............................     61
                  4.6      Release.......................................     62

Article V. CLOSING CONDITIONS............................................     62
                  5.1      Conditions Precedent to Obligation of Buyer...     62
                  5.2      Conditions Precedent to Obligation of Seller..     62

Article VI. INDEMNIFICATION..............................................     63
                  6.1      Survival of Representations and Warranties....     63
                  6.2      Indemnification Provisions for Buyer's Benefit     63
                  6.3      Indemnification Provisions for Seller's Benefit    63
                  6.4 Limitations on Indemnification Liabilities. Any claims the Indemnified Parties make under this
                           ARTICLE VI will be limited as follows:........     63
                  6.5      Indemnification Claim Procedures..............     64
                  6.6      Indemnification If Negligence Of Indemnitee...     65
                  6.7      Other Indemnification Provisions..............     65
                  6.8      Additional Indemnification....................     65

Article VII. MISCELLANEOUS...............................................     65
                  7.1      Schedules.....................................     65
                  7.2      Entire Agreement..............................     66
                  7.3      Successors....................................     66
                  7.4      Assignments...................................     66
                  7.5      Notices.......................................     66
                  7.6      Specific Performance..........................     67
                  7.7      Submission to Jurisdiction; No Jury Trial.....     67
                  7.8      Time..........................................     68

                                                             Page 53 of 75 Pages

                  7.9      Counterparts..................................     68
                  7.10     Headings......................................     68
                  7.11     Governing Law.................................     68
                  7.12     Amendments and Waivers........................     68
                  7.13     Severability..................................     68
                  7.14     Expenses......................................     68
                  7.15     Construction..................................     68
                  7.16     Incorporation of Exhibits, Annexes, and Schedules  68
                  7.17     Remedies......................................     69

EXHIBIT A:        Seller Information
EXHIBIT B:        Copy of Promissory Note

                                                             Page 54 of 75 Pages

                            STOCK PURCHASE AGREEMENT


          This Stock Purchase Agreement (this "Agreement"), dated December 9, 2003, is between Glenbrook Group, LLC, a Delaware limited liability company ( "Buyer") and Andy Teng ("Seller"). The Buyer and Seller are sometimes referred to herein individually as a "Party" and, collectively, as the "Parties."

                                    RECITALS:


          A. Seller owns a majority of the outstanding capital stock of Northgate Innovations, Inc. (the "Company"), a Delaware corporation.

          B. Buyer desires to purchase from Seller 7.6 million shares of the Company's outstanding common stock at $.25 per share, and Seller desires to sell to Buyer 7.6 million shares of the Company's outstanding common stock (the "CEO Stock"), in accordance with this Agreement's terms and conditions.

                                   AGREEMENT:

          NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants contained herein, Buyer and Seller agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

          "Action" means any action, appeal, petition, plea, charge, complaint, claim, suit, demand, litigation, arbitration, mediation, hearing, inquiry, investigation or similar event, occurrence, or proceeding.

          "Affiliate" or "Affiliated" with respect to any specified Person, means a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person. For this definition, "control" (and its derivatives) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting Equity Interests, as trustee or executor, by Contract or credit arrangements or otherwise.

          "Agreement" is defined in the preamble to this Agreement.

          "Basis" means any past or current fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction about which the relevant Person has Knowledge that forms or could form the basis for any specified consequence.

          "Beneficially Own" is defined by Rule 13d-3 of the Securities Exchange Act.

          "Best Efforts" means the efforts, time, and costs that a prudent Person desirous of achieving a result would use, expend, or incur in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that no such use, expenditure, or incurrence will be required if it would have a Material Adverse Effect on such Person calculated immediately prior to the Closing Date.

                                                             Page 55 of 75 Pages

          "Breach" means (a) any breach, inaccuracy, failure to perform, failure to comply, conflict with, failure to notify, default, or violation or (b) any other act, omission, event, occurrence or condition the existence of which would
(i) permit any Person to accelerate any obligation or terminate, cancel, or modify any right or obligation or (ii) require the payment of money or other consideration.

          "Buyer" is defined in the preamble to this Agreement.

          "Buyer Indemnified Parties" means Seller and the Company.

          "CEO Stock" is defined in the recitals to this Agreement.

          "CEO Stock Transactions" means (a) the sale of the CEO Stock by Seller to Buyer and Buyer's delivery of the Purchase Price therefor; (b) the execution, delivery, and performance of all of the documents, instruments and agreements to be executed, delivered, and performed in connection herewith; and (c) the performance by Buyer and Seller of their respective covenants and obligations (pre- and post-Closing) under this Agreement.

          "Closing" is defined in Section 0.

          "Closing Date" is defined in Section 0.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Commitment" means (a) options, warrants, convertible securities, exchangeable securities, subscription rights, conversion rights, exchange rights, or other Contracts that could require a Person to issue any of its Equity Interests or to sell any Equity Interests it owns in another Person; (b) any other securities convertible into, exchangeable or exercisable for, or representing the right to subscribe for any Equity Interest of a Person or owned by a Person; (c) statutory pre-emptive rights or pre-emptive rights granted under a Person's Organizational Documents; and (d) stock appreciation rights, phantom stock, profit participation, or other similar rights with respect to a Person.

          "Company" is defined in the preamble to this Agreement.

          "Confidential   Information"  means  any  information  concerning  the
businesses and affairs of Buyer.

          "Consent" means any consent, approval, notification, waiver, or other similar action that is necessary or convenient.

          "Contract" means any contract, agreement, arrangement, commitment, letter of intent, memorandum of understanding, heads of agreement, promise, obligation, right, instrument, document, or other similar understanding, whether written or oral.

          "Damages" means all damages (including incidental and consequential damages), losses (including any diminution in value), Liabilities, payments, amounts paid in settlement, obligations, fines, penalties, costs of burdens associated with performing injunctive relief, and other costs (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors, and of expert witnesses and other costs (including the allocable portion of the relevant Person's internal costs) of investigation, preparation and litigation in connection with any Action or Threatened Action) of any kind or nature whatsoever, whether known or unknown, contingent or vested, or matured or unmatured.

                                                             Page 56 of 75 Pages

          "Employee Agreement" means each management, employment, severance, consulting, non-compete, confidentiality, or similar Contract between the
Company and any employee, consultant, independent contractor, or other individuals providing services thereto pursuant to which the Company has or may have any Liability.

          "Encumbrance" means any Order, Security Interest, Contract, easement, covenant, community property interest, equitable interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

          "Enforceable" - a Contract is "Enforceable" if it is the legal, valid, and binding obligation of the applicable Person enforceable against such Person in accordance with its terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium, or other Laws relating to or affecting the rights of creditors, and general principles of equity.

          "Equity Interest" means (a) with respect to a corporation, any and all shares of capital stock and any Commitments with respect thereto, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all units, interests or other partnership/limited liability company interests, and any Commitments with respect thereto, and (c) any other direct or indirect equity ownership or participation in a Person.

          "ESOP" means the Lan Plus, Inc. Employee Stock Ownership Plan.

          "ESOP Stock" means those unallocated shares of convertible preferred stock held by the ESOP.

          "Exchange Act" means the Securities Exchange Act of 1934.

          "Foreclosure" is defined in Section 0.

          "Governmental Body" means any legislature, agency, bureau, branch, department, division, commission, court, tribunal, magistrate, justice, multi-national organization, quasi-governmental body, or other similar recognized organization or body of any federal, state, county, municipal, local, or foreign government or other similar recognized organization or body exercising similar powers or authority.

          "Indemnification Claim" is defined in Section 0.

          "Indemnified Parties" means, individually and as a group, the Buyer Indemnified Parties and the Seller Indemnified Parties.

          "Indemnitor" means any Party having any Liability to any Indemnified Party under this Agreement.

          "Independent Indemnity Item" is defined in Section 0.

          "Knowledge" - an individual will be deemed to have "Knowledge" of a particular fact or other matter if (a) such individual is actually aware of such fact or other matter; (b) such individual should be aware of such fact or matter; or (c) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a comprehensive investigation concerning the existence of such fact or other matter. A Person other than an individual will be deemed to have "Knowledge" of a particular fact or other matter if (i) any individual who is serving, or who has at any time served, as a director, manager, officer, partner, member,

                                                             Page 57 of 75 Pages

executor, trustee, or similar position of such Person (or any similar capacity) or (ii) any employee who is charged with, or who has at any time been charged with, responsibility for a particular area of the operations of such Person (i.e. an employee in the environmental section with respect to knowledge of environmental matters), has, or at any time had, Knowledge of such fact or other matter.

          "Law" means any law (statutory, common, or otherwise), constitution, treaty, convention, ordinance, equitable principle, code, rule, regulation, executive order, or other similar authority enacted, adopted, promulgated, or applied by any Governmental Body, each as amended and now and hereinafter in effect.

          "Liability" or "Liable" means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, latent or patent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

          "Order" means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any Governmental Body, arbitrator, or mediator.

          "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity, quality and frequency) of the relevant Person and its Subsidiaries.

          "Organizational Documents" means the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

          "Party" and "Parties" is defined in the preamble to this Agreement.

          "Permit" means any permit, license, certificate, approval, consent, notice, waiver, franchise, registration, filing, accreditation, or other similar authorization required by any Law, Governmental Body, or Contract.

          "Person" means any individual, partnership, limited liability company, corporation, association, joint stock company, trust, entity, joint venture, labor organization, unincorporated organization, or Governmental Body.

          "Promissory Note" means that certain Promissory Note dated December 1, 19__ between Andy Teng, as Trustee of the Lan Plus, Inc. Employee Stock Ownership Trust and Andy Teng, as selling stockholder.

          "Purchase Price" is defined in Section 0.

          "Releasee" and "Releasees" is defined in Section 0.

          "Schedules" means the Schedules to this Agreement.

          "Securities Act" means the Securities Act of 1933.

          "Security Interest" means any security interest, deed of trust, mortgage, pledge, lien, charge, claim, or other similar interest or right,

                                                             Page 58 of 75 Pages

except for (i) liens for taxes, assessments, governmental charges, or claims that are being contested in good faith by appropriate Actions promptly instituted and diligently conducted and only to the extent that a reserve or other appropriate provision, if any, has been made on the face of the Financial Statements in an amount equal to the Liability for which the lien is asserted,
(ii) statutory liens of landlords and warehousemen's, carriers', mechanics', suppliers', materialmen's, repairmen's, or other like liens (including Contractual landlords' liens) arising in the Ordinary Course of Business and with respect to amounts not yet delinquent and being contested in good faith by appropriate proceedings, only to the extent that a reserve or other appropriate provision, if any, has been made on the face of the Financial Statements in an amount equal to the Liability for which the lien is asserted; and (iii) liens incurred or deposits made in the Ordinary Course of Business in connection with workers' compensation, unemployment insurance and other similar types of social security.

          "Seller" is defined in the preamble to this Agreement.

          "Seller Indemnified Parties" means (a) Buyer and its officers, directors, managers, employees, agents, representatives, controlling Persons, and stock or interest holders, and (b) the Company.

          "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section
59A), customs, ad valorem, duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

          "Threatened" means a demand or statement has been made (orally or in writing) or a notice has been given (orally or in writing), or any other event has occurred or any other circumstances exist that would lead a prudent Person to conclude that a cause of Action (a "Threatened Action") or other matter is likely to be asserted, commenced, taken, or otherwise initiated.

          "Treas. Reg." means the proposed, temporary and final regulations promulgated under the Code.


                                   ARTICLE II
                         PURCHASE AND SALE OF CEO STOCK

          2.1 Purchase and Sale of CEO Stock. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell to Buyer, all of the CEO Stock for the consideration specified in
Section 0.

          2.2 Purchase Price. The purchase price for the CEO Stock is $1.9 million (the "Purchase Price").

          2.3 The Closing. The closing of the purchase and sale of the CEO Stock (the "Closing") will take place at the offices of Akin Gump Strauss Hauer & Feld LLP in Washington, D.C., commencing at 12:00 p.m., local time, on December 9, 2003, or on such other date as may be fixed for the Closing by written agreement between Seller and Purchasers (the "Closing Date").

          2.4 Deliveries at the Closing.

          (a) At the Closing, Seller will deliver to Buyer:

                                                             Page 59 of 75 Pages

               (i) Certificates representing the CEO Stock duly endorsed (or accompanied by duly executed stock powers) or lost certificate affidavits in form and substance acceptable to Buyer together with a copy of the missing certificate(s).

          (b) At the Closing, Buyer will deliver to Seller:

               (i) An aggregate of $1.9 million in cash, via electronic funds transfer.


                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                           CONCERNING THE TRANSACTION

          3.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer that the statements contained in this 0 are correct and complete as of the date of this Agreement:

          (a) Status of Seller. Seller is majority stockholder, Chief Executive Officer and Acting Chief Financial Officer of the Company.

          (b) Power and Authority; Enforceability. Seller has the requisite competence and authority to execute and deliver this Agreement, and to perform and to consummate the CEO Stock Transactions. Seller has taken all actions necessary to authorize the execution and delivery of this Agreement, the performance of such Seller's obligation's thereunder, and the consummation of the CEO Stock Transactions. This Agreement has been duly authorized, executed, and delivered by, and is Enforceable against Seller.

          (c) No Violation. The execution and the delivery of this Agreement by Seller and the performance and consummation of the CEO Stock Transactions by Seller will not (i) Breach any Law or Order to which any Seller is subject, (ii) Breach any Contract, Order, or Permit to which Seller is a party or by which Seller is bound or to which any of a Seller's assets is subject, or (iii) require any Consent. Seller has not breached any Contract to which the Company is a party or by which the Company is bound or any of its assets is subject.

          (d) CEO Stock; Seller Information. Seller holds of record and Beneficially Owns the number of shares of capital stock of the Company as set forth in Exhibit A, free and clear of any Encumbrances (other than any restrictions under the Securities Act and state securities Laws). Exhibit A also sets forth the address, state of residence and federal tax identification number (or social security number, as applicable) of Seller as of the date hereof. Seller is not a party to any Contract that could require Seller to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Agreement). Seller is not a party to any other Contract with respect to any capital stock of the Company.

          3.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller that the statements contained in this Section 0 are correct and complete as of the date of this Agreement:

          (a) Entity Status. Buyer is an entity duly created, formed or organized, validly existing and in good standing under the Laws of the jurisdiction of its creation, formation or organization. There is no pending or Threatened Action (or Basis therefor) for the dissolution, liquidation, insolvency, or rehabilitation of Buyer.

                                                             Page 60 of 75 Pages

          (b) Power and Authority; Enforceability. Buyer has the relevant entity power and authority to execute and deliver this Agreement, and to perform and consummate the CEO Stock Transactions. Buyer has taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its obligations thereunder, and the consummation of the CEO Stock Transactions. This Agreement has been duly authorized, executed and delivered by, and is Enforceable against, Buyer.

          (c) No Violation. The execution and delivery of this Agreement and the performance and consummation of the CEO Stock Transactions by Buyer will not (i) Breach any Law or Order to which Buyer is subject or any provision of its Organizational Documents; (ii) Breach any Contract, Order, or Permit to which Buyer is a party or by which it is bound or to which any of its assets is subject; (iii) require any Consent.

          (d) Investment. Buyer is acquiring the CEO Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act.

                                   ARTICLE IV
                             POST-CLOSING COVENANTS

          The Parties agree as follows with respect to the period  following the
Closing:

          4.1 General. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each Party will take such further action (including executing and delivering such further instruments and documents) as any other Party reasonably may request, all at the requesting Party's sole cost and expense (unless the requesting Party is entitled to indemnification therefor under 0).

          4.2 ESOP Matters. Subject to the limits set forth below, as promptly as practicable after the Closing Date:

          (a) Seller agrees to cause the Company to take all necessary corporate actions to terminate the ESOP in accordance with its terms. As soon as administratively feasible thereafter, the Seller shall cause the Company to file for a determination letter with the Internal Revenue Service as to the tax-qualified status of the ESOP on the termination date and take all necessary actions required by the Internal Revenue Service to secure a favorable determination. Promptly following the receipt of such determination letter, the Company shall process distributions from the ESOP. The Company shall honor put options on distributed ESOP shares as required by law. The valuation for such shares put to the Company by ESOP participants shall be the higher of the fair market value determined by the ESOPs appraiser as of the immediately preceding valuation date, or the per share price paid for the CEO Stock.

          (b) Within sixty (60) days following the Closing Date, Seller will foreclose on the unallocated ESOP Stock ("Foreclosure") in accordance with the terms and conditions of the documents evidencing the ESOP loan and securitization agreement. To the extent that the value of the ESOP Stock is insufficient to satisfy the outstanding balance of the ESOP loan, Seller will forgive the remaining unpaid principal and any accrued and unpaid interest on the Promissory Note (attached as Exhibit B); provided that if Seller does not foreclose on the ESOP Stock within sixty (60) days following the Closing Date, he shall release debt obligations under the ESOP thereby forgiving the loan of $6.75 million in principal and any accrued and unpaid interest therein and shall release any other claims he may have against the Company regarding the loan or the ESOP, but not release Seller's collateral claims against the equity

                                                             Page 61 of 75 Pages

securities held by the ESOP. If otherwise required as a result of negotiations with the ESOP fiduciary, investigation by the U.S. Department of Labor Employee Benefits Security Administration or pursuant to the ESOP or the transaction documents under which the ESOP acquired its shares (to the extent they are enforceable against Seller to so require it) the Seller shall cause the trustee of the ESOP to release all of the shares of ESOP Stock that would have been released to the ESOP participants for such years prior to the same extent as if the Company had made the annual contributions to the ESOP to satisfy its obligations under the Promissory Note. Seller agrees to provide evidence to Buyer of any such loan or collateral forgiveness called for under this paragraph in form and substance reasonably acceptable to Buyer.

          (c) Seller agrees that J & M Interests, LLC will have the option, but not the obligation, to purchase any ESOP Stock recovered by Foreclosure by Seller within 60 days after the date of Foreclosure for a purchase price of $.25 per share. At its' sole discretion, J & M Interests shall have the right to exercise this option on its own behalf or on behalf of a third party, or assign this option to a third party.

          (d) Seller agrees to indemnify and hold the Company harmless from and pay any and all damages, liabilities, losses, payments, amounts paid in settlement, obligations, fines and other costs (including reasonable fees and expenses of outside attorneys, accountants and other professionals), whether known or unknown, resulting from, relating to, arising out of, or attributable, or in any way related, to the ESOP, including, without limitation, any liability relating to the establishment, operation and termination of the ESOP and any liability relating to the current Department of Labor investigation of the ESOP.

          4.3 Litigation Support. So long as any Party actively is contesting or defending against any Action in connection with (a) the CEO Stock Transactions or (b) any fact, situation, circumstance, status, condition, failure to act, or transaction on or prior to the Closing Date involving the Company, the other Party will cooperate with such Party and such Party's counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as will be necessary in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party or one of its Affiliates is entitled to indemnification therefor under 0).

          4.4 Transition. Seller will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company from maintaining at least as favorable business relationships with the Company after the Closing as it maintained with the Company prior to the Closing.

          4.5 Confidentiality. Seller will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in Seller's possession in each case, forever. If Seller is ever requested or required to disclose any Confidential Information, Seller will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective Order or waive compliance with this Section 0. If, in the absence of a protective Order or the receipt of a waiver hereunder, Seller, on the written advice of counsel, is compelled to disclose any Confidential Information to any Governmental Body, arbitrator, or mediator or else stand Liable for contempt, Seller may disclose the Confidential Information to the Governmental Body, arbitrator, or mediator; provided, however; that Seller will use its Best Efforts to obtain, at the reasonable request of Buyer, an Order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer may designate.

                                                             Page 62 of 75 Pages

          4.6 Release. Seller, on behalf of Seller and each of Seller's heirs, representatives, successors, and assigns, hereby releases and forever discharges Buyer and Buyer's officers, directors, managers, employees, agents, stockholders, controlling persons, representatives, Affiliates, successors, and assigns (individually, a "Releasee" and collectively, "Releasees") from any and all Actions, Orders, Damages, Liabilities, and, except as expressly contemplated by this Agreement, Contracts whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which Seller or any of Seller's respective heirs, representatives, successors or assigns now has, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause, or event occurring contemporaneously with or prior to the Closing Date and whether or not relating to Actions pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein will operate to release any obligations of Buyer arising under this Agreement.

          Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any cause of Action, or commencing, instituting or causing to be commenced, any Action, of any kind against any Releasee, based upon any matter purported to be released hereby.

                                    ARTICLE V
                               CLOSING CONDITIONS

          5.1 Conditions Precedent to Obligation of Buyer. Buyer's obligation to consummate the CEO Stock Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no representation, warranty, covenant, right or remedy available to Buyer in connection with the CEO Stock Transactions will be deemed waived by any of the following actions or inactions by or on behalf of Buyer (regardless of whether Seller is given notice of any such matter): (i) consummation by Buyer of the CEO Stock Transactions, (ii) any inspection or investigation, if any, of the Company or Seller, (iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to the Company or Seller, or
(iv) any other action, in each case at any time, whether before, on, or after the Closing Date.

          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in Section 3.1 must be accurate and complete in all material respects (except with respect to any provisions including the word "material" or words of similar import, with respect to which such representations and warranties must be accurate and complete) as of the date of this Agreement, without giving effect to any supplements to the Schedules.

          (b) Compliance with Obligations. Seller must have performed and complied with all of its covenants to be performed or complied with at or prior to Closing (singularly and in the aggregate) in all material respects.

          (c) Consents. The Seller and Buyer must have received Consents to the CEO Stock Transactions and waivers of rights to terminate or modify any rights or obligations of Seller from any Person (i) from whom such Consent is required, or any Law, or who (ii) as a result of the CEO Stock Transactions, would have such rights to terminate or modify such Contracts, either by their terms or as a matter of Law.

          5.2 Conditions Precedent to Obligation of Seller. Seller's obligation to consummate the CEO Stock Transactions contemplated to occur in connection with the Closing and thereafter is subject to the satisfaction of each condition precedent listed below. Unless expressly waived pursuant to this Agreement, no

                                                             Page 63 of 75 Pages

representation, warranty, covenant, right, or remedy available to any Seller in connection with the CEO Stock Transactions will be deemed waived by any of the following actions or inactions by or on behalf of Seller (regardless of whether Buyer is given notice of any such matter): (i) consummation by Seller of the CEO Stock Transactions, (ii) any inspection or investigation, if any, of Buyer,
(iii) the awareness of any fact or matter acquired (or capable or reasonably capable of being acquired) with respect to Buyer, or (iv) any other action, in each case at any time, whether before, on, or after the Closing Date.

          (a) Accuracy of Representations and Warranties. Each representation and warranty set forth in Section 0 must be accurate and complete in all material respects (except with respect to any provisions including the word "material" or words of similar import, with respect to which such representations and warranties must have been accurate and complete) as of the date of this Agreement.

          (b) Compliance with Obligations. Buyer must have performed and complied with all its covenants and obligations required by this Agreement to be performed or complied with at or prior to Closing (singularly and in the aggregate) in all material respects.

          (c) No Order or Injunction. There must not be issued and in effect any Order restraining or prohibiting the CEO Stock Transactions.

                                   ARTICLE VI
                                 INDEMNIFICATION

          6.1 Survival of Representations and Warranties. Each representation, warranty, covenant and obligation in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing and Buyer on the one hand and Seller on the other will be Liable for any Damages resulting from any Breaches thereof.

          6.2 Indemnification Provisions for Buyer's Benefit. Seller will indemnify and hold the Seller Indemnified Parties harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any one of the following:

          (a) Any Breach of any representation or warranty Seller has made in this Agreement without giving effect to any supplement to the Schedules.

          (b) Any Breach by Seller of any covenant or obligation of Seller in this Agreement.

          6.3 Indemnification Provisions for Seller's Benefit. Buyer will severally indemnify and hold the Buyer Indemnified Parties harmless from and pay any and all Damages, directly or indirectly, resulting from, relating to, arising out of, or attributable to any of the following:

          (a) Any Breach of any representation or warranty Buyer has made in this Agreement without giving effect to any supplement to the Schedules.

          (b) Any Breach by Buyer of any covenant or obligation of Buyer in this Agreement.

          6.4  Limitations  on  Indemnification   Liabilities.  Any  claims  the
Indemnified Parties make under this ARTICLE VI will be limited as follows:

          (a) Ceiling. Each Party's aggregate Liability for money Damages under this Agreement related to Breaches of the representations, warranties, and covenants herein will not exceed an amount equal to $200,000, provided that the limitation contemplated hereby will not be applicable with respect to (A) Breaches of Section 4.2 or (B) instances of fraud by an Indemnified Party.

                                                             Page 64 of 75 Pages

          (c) Basket/Threshold. The Parties will have no Liability for money Damages related to Breaches of the representations, warranties, and covenants (other than under Section 4.2 herein) unless and until the aggregate Damages claimed under ARTICLE VI exceed $100,000.

          6.5 Indemnification Claim Procedures.

          (a) If any third party notifies any Indemnified Party with respect to the commencement of any Action that may give rise to a claim for indemnification against any Indemnitor under this 0 (an "Indemnification Claim"), then the Indemnified Party will promptly give notice to the Indemnitor.

          (b) An Indemnitor will have the right to defend against an Indemnification Claim, other than a Indemnification Claim related to Taxes, with counsel of its choice reasonably satisfactory to the Indemnified Party if (i) within 15 days following the receipt of notice of the Indemnification Claim the Indemnitor notifies the Indemnified Party in writing that the Indemnitor will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (ii) the Indemnitor provides the Indemnified Party with evidence reasonably acceptable to the Indemnified Party that the Indemnitor will have the financial resources to defend against the Indemnification Claim and pay, in cash, all Damages the Indemnified Party may suffer resulting from, relating to, arising out of, or attributable to the Indemnification Claim, (iii) the Indemnification Claim involves only money Damages and does not seek an injunction or other equitable relief, (iv) settlement of, or an adverse judgment with respect to, the Indemnification Claim is not in the good faith judgment of the Indemnified Party likely to establish a precedential custom or practice materially adverse to the continuing business interests of the Indemnified Party, and (v) the Indemnitor continuously conducts the defense of the Indemnification Claim actively and diligently.

          (c) So long as the Indemnitor is conducting the defense of the Indemnification Claim in accordance with Section 0, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Indemnification Claim, (ii) the Indemnified Party will not consent to the entry of any Order with respect to the Indemnification Claim without the prior written Consent of the Indemnitor (not to be withheld unreasonably), and (iii) the Indemnitor will not Consent to the entry of any Order with respect to the Indemnification Claim without the prior written Consent of the Indemnified Party (not to be withheld unreasonably, provided that it will not be deemed to be unreasonable for an Indemnified Party to withhold its Consent (A) with respect to any finding of or admission (1) of any Breach of any Law, Order or Permit, (2) of any violation of the rights of any Person, or
(3) which Indemnified Party believes could have a Material Adverse Effect on any other Actions to which the Indemnified Party or its Affiliates are party or to which Indemnified Party has a good faith belief it may become party, or (B) if any portion of such Order would not remain sealed).

          (d) For a period of six (6) months after the expiration of the applicable statute of limitations, in connection with any Indemnification Claim for Taxes, or if any condition in Section 0 is or becomes unsatisfied, (i) the Indemnified Party may defend against, and consent to the entry of any Order with respect to an Indemnification Claim in any manner it may deem appropriate, (ii)

                                                             Page 65 of 75 Pages

each Indemnitor will jointly and severally be obligated to reimburse the Indemnified Party promptly and periodically for the Damages relating to defending against the Indemnification Claim, and (iii) each Indemnitor will remain jointly and severally Liable for any Damages the Indemnified Party may suffer relating to the Indemnification Claim to the fullest extent provided in this 0.

          (e) Each Party hereby consents to the non-exclusive jurisdiction of any Governmental Body, arbitrator, or mediator in which an Action is brought against any Indemnified Party for purposes of any Indemnification Claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein, and agrees that process may be served on such Party with respect to such claim anywhere in the world.

          6.6 Indemnification If Negligence Of Indemnitee. Each Indemnified Party's rights and remedies set forth in this Agreement will survive the Closing and will not be deemed waived by such Indemnified Party's consummation of the CEO Stock Transactions and will be effective regardless of any inspection or investigation conducted, or the awareness of any matters acquired (or capable or reasonably capable of being acquired), by or on behalf of such Indemnified Party or by its directors, officers, employees or representatives or at any time (regardless of whether notice of such knowledge has been given to Indemnitor), whether before or after the date of this Agreement or the Closing Date with respect to any circumstances constituting a condition under this Agreement, unless any waiver specifically so states.

          6.7 Other Indemnification Provisions.

          (a) The foregoing indemnification provisions are in addition to, and not in derogation of, any remedy at Law or in equity that any Party may have with respect to the CEO Stock Transactions.

          (b) A claim for any matter not involving a third party may be asserted by notice to the Party from whom indemnification is sought.

          6.8 Additional Indemnification. Seller will indemnify the Seller Indemnified Parties for any Damages incurred in connection with the ESOP matter described in Section 0 (the "Independent Indemnity Item") provided that such indemnification will survive indefinitely. The sole recourse of any Seller Indemnified Party relating to, arising out of or in connection with the Independent Indemnity Item or any Action in respect thereof will be the indemnity provided in this Section 7.7.


                                   ARTICLE VII
                                  MISCELLANEOUS

          7.1 Schedules. The disclosures in the Schedules, and those in any supplement thereto, relate only to the representations and warranties in the Section or paragraph of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement except to the extent that the relevance of such representation or warranty is manifest of the face of the Schedules. If there is any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control. Nothing in the Schedules will be deemed adequate to disclose an exception to a representation or warranty made herein unless the applicable
Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.

                                                             Page 66 of 75 Pages

          7.2 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the Parties in respect of its subject matters and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the CEO Stock Transactions. There are no third party beneficiaries having rights under or with respect to this Agreement.

          7.3 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors.

          7.4 Assignments. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Buyer and Seller; provided, however, that Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (b) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless will remain responsible for the performance of all of its obligations hereunder).

          7.5 Notices. All notices, requests, demands, claims and other communications hereunder will be in writing. Any notice, request, demand, claim or other communication hereunder will be deemed duly given if (and then three business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

                  If to Buyer and after Closing to the Company:

                  Glenbrook Group, LLC
                  Attn:  Samuel J. Furrow, Jr.
                  c/o J & M Interests, LLC
                  5804 East Slauson Avenue
                  Commerce, California 90040
                  Tel:     (323) 216-7700
                  Fax:     (208) 728-6558
                  Copy to (which will not constitute notice):

                  Akin Gump Strauss Hauer & Feld LLP
                  Attn:  Steven M. Pesner, Esq.
                  590 Madison Avenue
                  New York, NY 10022
                  Tel:     (212) 872-1070
                  Fax:     (212) 872-1002

                  If to Seller and before Closing to the Company

                  Northgate Innovations, Inc.
                  Attn:  Andy Teng
                  801 Sentous Street
                  City of Industry, California  91748
                  Tel:     (626) 923-6000
                  Fax:     (626) 923-6082

                                                             Page 67 of 75 Pages

                  Copy to (which will not constitute notice):

                  Law Firm of James H. Sakoda, Esq.
                  Attn:  James H. Sakoda
                  10940 Wilshire Boulevard, Suite 1530
                  Los Angeles, California 90024
                  Tel:     (310) 824-5600
                  Fax:     (310) 824-7440

          Any Party may send any notice or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice or other communication will be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

          7.6 Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise Breached. Accordingly, each Party agrees that the other Parties will be entitled to an injunction or injunctions to prevent Breaches of the provisions of this Agreement and to enforce specifically this Agreement and its terms and provisions in any Action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, subject to Sections 0 and 0, in addition to any other remedy to which they may be entitled, at Law or in equity.

          7.7 Submission to Jurisdiction; No Jury Trial.

          (a) Submission to Jurisdiction. Each Party submits to the jurisdiction of any state or federal court sitting in the State of California in any Action arising out of or relating to this Agreement and agrees that all claims in respect of the Action may be heard and determined in any such court. Each Party also agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each Party agrees that a final judgment in any Action so brought will be conclusive and may be enforced by Action on the judgment or in any other manner provided at Law or in equity. Each Party waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

          (b) Waiver of Jury Trial. THE PARTIES EACH HEREBY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS. The scope of this waiver is intended to be all encompassing of any and all Actions that may be filed in any court and that relate to the subject matter of the CEO Stock Transactions, including, Contract claims, tort claims, breach of duty claims, and all other common Law and statutory claims. The Parties each acknowledge that this waiver is a material inducement to enter into a business relationship and that they will continue to rely on the waiver in their related future dealings. Each Party further represents and warrants that it has reviewed this waiver with its legal counsel, and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED ORALLY OR IN WRITING, AND THE WAIVER WILL APPLY TO ANY AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING HERETO. In the event of an Action, this Agreement may be filed as a written consent to trial by a court.

                                                             Page 68 of 75 Pages

          7.8 Time. Time is of the essence in the performance of this Agreement.

          7.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

          7.10 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

          7.11 Governing Law. This Agreement and the performance of the CEO Stock Transactions and obligations of the Parties hereunder will be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of Law principles.

          7.12 Amendments and Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same will be in writing and signed by Buyer and Seller. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or Breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

          7.13 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a Governmental Body, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the Governmental Body, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

          7.14 Expenses. Except as otherwise expressly provided in this Agreement, each Party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the CEO Stock Transactions including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. Seller agrees that the Company has not borne nor will bear any costs and expenses (including any legal fees and expenses of Seller) in connection with this Agreement or any of the CEO Stock Transactions.

          7.15 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign Law will be deemed also to refer to Law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

          7.16 Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, Schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

                                                             Page 69 of 75 Pages

          7.17 Remedies. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations, or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

        [Remainder of page intentionally blank, signature page follows.]

                                                             Page 70 of 75 Pages

          IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

                                GLENBROOK GROUP, LLC



                                By: _______________________________
                                Name:  Marc Crossman
                                Title: Manager


                                ANDY TENG


                                ---------------------------------------

                                                             Page 71 of 75 Pages

                                    EXHIBIT A


                               Seller Information



Seller's Beneficial Ownership
of capital stock of the Company:






Address of Seller:

Andy Teng
Chief Executive Officer
Northgate Innovations, Inc.
801 Sentous Street
City of Industry, California  91748
Telephone:  (626) 923-6000 or (800) 536-8900
Fax:  (626) 923-6082


Federal Tax Identification Number
or Social Security Number of Seller:
-----------------------------------

                                                             Page 72 of 75 Pages

                                    EXHIBIT E



                              CONSULTING AGREEMENT


          This Consulting Agreement (the "Agreement") is entered into as of December 9, 2003, by and between Glenbrook Group, LLC, a Delaware corporation ("Company"), and Daniel A. Page ("Consultant").

          WHEREAS, Consultant is knowledgeable and experienced in the business and affairs of the Company and its industry;

          WHEREAS, the Company desires to retain the services of Consultant to provide management consulting services (the "Services"); and

          WHEREAS, the Company and Consultant have determined that it is in their respective best interests to enter into this Agreement on the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the premises, covenants, and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.        Terms of Agreement.

          (a) Engagement of Consultant. The Company hereby engages Consultant in a consulting capacity as an independent contractor, and Consultant does hereby agree to serve the Company in such capacity for a period commencing on December 3, 2003 and continuing for a term of six months (the "Term").

          (b) Duties of Consultant. Consultant's primary duties will be to provide management consulting and investor relations services regarding the financial, strategic and general business affairs of the Company. Consultant will make himself reasonably available to provide the services indicated herein.

          (c) Work for Others. The Company recognizes and agrees that Consultant may perform services for other persons, provided that such services do not interfere with Consultant's ability to perform the Services required under this Agreement or represent a conflict of interest.

2.        Compensation.

          The Company agrees to pay Consultant for the performance of the Services during the term of this Agreement as follows:

          (a) The Company shall transfer to Consultant 1,054,852 shares of common stock of Northgate Innovations, Inc., a California corporation (the "Stock").

          (b) The Stock shall be transferred to Consultant on the date hereof, but shall be subject to forfeiture in an amount equal to 175,808 shares per month for each month that Consultant fails to perform under this Agreement prior

                                                             Page 73 of 75 Pages

to the end of the Term. A certificate representing the Stock shall be held in escrow by the Company subject to the forfeiture provisions of this Section 2(b), and shall be released to Consultant upon the completion of the Term.

          (c) Consultant shall be solely responsible for all of his withholding taxes, social security taxes, unemployment taxes and workers' compensation insurance premiums, if any. The Company shall issue Consultant a 1099 form reflecting payments made to Consultant for Services rendered pursuant to this Agreement.

3.        Independent Contractor.

          (a) The Company and Consultant intend to have an independent contractor relationship. In performing services for the Company pursuant to this Agreement, Consultant shall act in the capacity of an independent contractor with respect to the Company and not as an employee of the Company. As an independent contractor, Consultant shall accept any directions issued by the Company pertaining to the goals to be attained and the results to be achieved, but shall be solely responsible for the means and method of work in which he will perform Services under this Agreement. Consultant agrees to complete all Services in the agreed upon timeframe. To do so, Consultant shall determine his own working hours and schedule and shall not be subject to the Company's personnel policies and procedures. The Company will not set a minimum or maximum number of hours that Consultant may work in any given day.

          (b) When performing the Services, Consultant may work at home, or elsewhere that Consultant deems appropriate, so long as the Services are performed in a manner such that the Service is achieved as stated in this Agreement.

          (c) Consultant shall be entirely and solely responsible for its actions and inactions and the actions and inactions of his agents, employees or subcontractors, if any, while performing Services hereunder. Consultant agrees that he shall not, in any form or fashion, maintain, hold out, or represent or imply to any other individual or entity that an employee/employer relationship exists between Consultant and the Company. Consultant is not granted nor shall he represent that it is granted any right or authority to make any representation or warranty or assume or create any obligation or responsibility, express or implied, for, on behalf of, or in the name of the Company or incur debts for the Company.

4.        Compliance with Legal Requirements.

          The Company shall not provide workers' compensation, disability insurance, Social Security or unemployment compensation coverage or any other statutory benefit to Consultant, his agents or employees or any subcontractors. Consultant shall comply at his expense with all applicable provisions of workers' compensation laws, unemployment compensation laws, Federal Social Security law, the Fair Labor Standards Act, federal, state and local income tax laws, and all other applicable federal, state and local laws, regulations and codes relating to terms and conditions required to be fulfilled by independent contractors and consultants. Other than as stated in this Agreement, Consultant shall be solely responsible and liable for all expenses, costs, liabilities, assessments, taxes, maintenance, insurance, undertakings and other obligations incurred by Consultant, his agents or employees or any subcontractors.

5.        Miscellaneous Provisions.

          (a) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. certified mail, return receipt requested and postage prepaid. In the case of Consultant, mailed notices shall

                                                             Page 74 of 75 Pages

be addressed to him as follows: Daniel A. Page, P.O. Box 574, Crossville, Tennessee 38557. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, Attn: Jay Furrow and Marc Crossman, 5804 E. Slauson Avenue, Commerce, California 90040.

          (b) Severability and Reformation. If any one or more of the terms, provisions, covenants or restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and to that end the provisions shall be deemed severable.

          (c) Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles.

          (d) Entire Agreement. THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

          (e) Amendment. This Agreement may be amended only by writing signed by Consultant and by a duly authorized representative of the Company.

          (f) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed in accordance to its fair meaning and not strictly for or against the Company or Consultant.

          (g) Binding Agreement. This Agreement shall inure to the benefit of and be binding upon Consultant, his heirs and personal representatives, and the Company, its successors and assigns. [Remainder of page intentionally blank; signature page follows.]

                                                             Page 75 of 75 Pages

         IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

                                GLENBROOK GROUP, LLC


                                By:
                                    ------------------------------
                                Name:  Samuel J. Furrow, Jr.
                                Title: Manager


                                DANIEL A. PAGE


                                -----------------------------------